UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(RULE 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

RADISYS CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror)))

Options to Purchase Common Stock, No Par Value

(Title of Class of Securities)

750459109

(CUSIP Number of Class of Securities of Underlying Common Stock)

Julia A. Harper

Chief Financial Officer, Vice President of Finance and Administration and Secretary
RadiSys Corporation
5445 NE Dawson Creek Drive
Hillsboro, Oregon 97124
(503) 615-1100
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Daniel W. Rabun
Baker & McKenzie
2001 Ross Avenue, Suite 2300
Dallas, Texas, 75201

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*

Not applicable	Not applicable

* No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing party: Not applicable

Form or Registration No.: Not applicable	Date filed: Not applicable

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Attached are RadiSys Corporation’s Notice of Annual Meeting of Shareholders and Proxy Statement for its Annual Meeting of Shareholders to be held on May 13, 2003, and the related materials filed with the Securities and Exchange Commission in conjunction with the Notice of Annual Meeting of Shareholders and Proxy Statement (the “Proxy Materials”). The Proxy Materials contain a proposal submitted for the approval of RadiSys’ shareholders whereby RadiSys’ 1995 Stock Incentive Plan and 2001 Nonqualified Stock Option Plan would be amended to permit RadiSys to undertake an exchange offer pursuant to which holders of certain options to purchase a maximum of 1,620,793 shares of RadiSys’ common stock could elect to cancel such options in exchange for a lesser number of options, in accordance with specified exchange ratios, to be issued at least six months and one day from the date the surrendered options are cancelled (the “Option Exchange Program”). The new options would have an exercise price equal to the fair market value of RadiSys’ common stock on the date of the new grant. The exact number of outstanding options an option holder must surrender in order to receive one new replacement option will be determined at the time the Option Exchange Program is commenced and will depend on the fair market value of RadiSys’ common stock at that time and the exercise price of the cancelled options.

The Proxy Materials do not constitute an offer to holders of options to purchase RadiSys common stock to exchange their options. In the event RadiSys’ shareholders approve the amendment to RadiSys’ 1995 Stock Incentive Plan and 2001 Nonqualified Stock Option Plan that permits RadiSys to undertake the Option Exchange Program, RadiSys will be authorized, but not obligated to, implement the Option Exchange Program on a one time basis at any time after the Annual Meeting of Shareholders at the discretion of RadiSys’ Compensation Committee.

At the time the Option Exchange Program is commenced, RadiSys will provide option holders who are eligible to participate in the Option Exchange Program with written materials explaining the precise terms and timing of the Option Exchange Program. Persons who are eligible to participate in the Option Exchange Program should read these written materials carefully when they become available because they will contain important information about the Option Exchange Program. RadiSys will also file these written materials with the Securities and Exchange Commission as part of a tender offer statement upon the commencement of the Option Exchange Program. RadiSys shareholders and option holders will be able to obtain these written materials and other documents filed by RadiSys with the Securities and Exchange Commission free of charge from the Securities and Exchange Commission’s website at www.sec.gov.

Notice of Annual Meeting of Shareholders

to be Held May 13, 2003

To the Shareholders of RadiSys Corporation:

      The Annual Meeting of Shareholders of RadiSys Corporation, an Oregon corporation (the “Company”), will be held at the Company’s headquarters, located at 5445 NE Dawson Creek Drive, Hillsboro, Oregon 97124, on May 13, 2003 at 8:30 a.m. for the following purposes:

1. To elect eight directors, each to serve until the next Annual Meeting of Shareholders or until a successor has been elected and qualified;

2. To vote on a proposal to amend the Company’s 1996 Employee Stock Purchase Plan to add an additional 1,000,000 shares that may be issued under this plan;

3. To vote on a proposal to approve a Stock Option Exchange Program which allows holders of certain Company stock options, other than directors, vice-presidents and executive officers, to cancel stock options in exchange for the right to receive additional stock options in the future; and

4. To transact any other business as may properly come before the meeting or any adjournment thereof.

      Only shareholders of record at the close of business on March 17, 2003 are entitled to notice of and to vote at the meeting or any adjournments thereof.

      Please sign and date the enclosed proxy and return it promptly in the enclosed reply envelope. If you are able to attend the meeting, you may, if you wish, revoke the proxy and vote personally on all matters brought before the meeting.

      A list of shareholders will be available for inspection by the shareholders commencing April 10, 2003 at the corporate headquarters of the Company, located at 5445 NE Dawson Creek Drive, Hillsboro, Oregon 97124.

By Order of the Board of Directors,

Julia A. Harper
Corporate Secretary

April 10, 2003

Hillsboro, Oregon

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE ANNUAL MEETING IN PERSON, PLEASE EXECUTE AND RETURN THE ENCLOSED PROXY IN THE ACCOMPANYING ENVELOPE SO THAT YOUR STOCK WILL BE VOTED. THE ENVELOPE REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES.

RADISYS CORPORATION

PROXY STATEMENT

SOLICITATION AND REVOCABILITY OF PROXY

      This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of RadiSys Corporation, an Oregon corporation (the “Company”), to be voted at the Annual Meeting of Shareholders to be held at the Company’s headquarters, located at 5445 NE Dawson Creek Drive, Hillsboro, Oregon 97124, on May 13, 2003 at 8:30 a.m. for the purposes set forth in the accompanying Notice of Annual Meeting. All proxies in the enclosed form that are properly executed and received by the Company before or at the Annual Meeting and not revoked will be voted at the Annual Meeting or any adjournments in accordance with the instructions on the proxy. Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is voted. Proxies may be revoked by (i) filing with the Secretary of the Company, at or before the taking of the vote at the Annual Meeting, a written notice of revocation bearing a later date than the date of the proxy, (ii) duly executing a subsequent proxy relating to the same shares and delivering it to the Secretary of the Company before the Annual Meeting or (iii) attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute a revocation of a proxy). Any written notice revoking a proxy should be sent to RadiSys Corporation, 5445 NE Dawson Creek Drive, Hillsboro, Oregon 97124, Attention: Corporate Secretary, or hand delivered to the Secretary at or before the taking of the vote at the Annual Meeting.

      The mailing address of the principal executive offices of the Company is 5445 NE Dawson Creek Drive, Hillsboro, Oregon 97124. This Proxy Statement and the accompanying Notice of Annual Meeting and the Proxy Card are being mailed to the shareholders on or about April 10, 2003.

      The cost of preparing, printing and mailing this Proxy Statement and of the solicitation of proxies by the Company will be borne by the Company. Solicitation will be made by mail and, in addition, may be made by directors, officers and employees of the Company personally, or by telephone or telegram. The Company will request brokers, custodians, nominees and other like parties to forward copies of proxy materials to beneficial owners of stock and will reimburse these parties for their reasonable and customary charges or expenses in this connection. The Company has retained Mellon Shareholder Services, L.L.C. to aid in the solicitation of proxies for a fee of approximately $7,500, plus reasonable costs and expenses.

      Directors will be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. Abstentions and broker non-votes are counted for purposes of determining whether a quorum exists at the Annual Meeting, but have no effect on the determination of whether a plurality exists with respect to a given nominee. Each other proposal requires the approval of a majority of the votes cast on the proposal, provided a quorum is present. Abstentions will count as votes cast on the proposal, but will not count as votes cast in favor of the proposal and, therefore, will have the same effect as votes against the proposal. Broker non-votes will not be considered to have voted on the proposal. The proxies will be voted for or against the proposals or as an abstention, in accordance with the instructions specified on the proxy form. If no instructions are given, proxies will be voted for each of the proposals.

      The record date for determination of shareholders entitled to receive notice of and to vote at the Annual Meeting is March 17, 2003. At the close of business on March 17, 2003, 17,729,296 shares of common stock of the Company were outstanding and entitled to vote at the Annual Meeting. Each share of common stock is entitled to one vote with respect to each matter to be voted on at the Annual Meeting.

      The Company will provide to any person whose proxy is solicited by this proxy statement, without charge, a copy of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002. A written request should be submitted to 5445 NE Dawson Creek Drive, Hillsboro, Oregon 97124, Attention: Treasurer.

ELECTION OF DIRECTORS

      The Board of Directors of the Company consists of eight members. The directors are elected at the Annual Meeting of Shareholders to serve until the next Annual Meeting of Shareholders and until their successors are elected and qualified. Proxies received from shareholders, unless directed otherwise, will be voted FOR the election of the following nominees: C. Scott Gibson, Scott C. Grout, James F. Dalton, Richard J. Faubert, Dr. William W. Lattin, Carl W. Neun, Jean-Pierre D. Patkay and Jean-Claude Peterschmitt.

      If no instructions are given, proxies will be voted for the election of the eight nominees named below. All of the nominees are now directors of the Company. The Company is not aware that any nominee is or will be unable to stand for reelection. If any nominee is not available as a candidate for director, the number of directors constituting the Board of Directors may be reduced before the Annual Meeting or the proxies may be voted for any other candidate or candidates that are nominated by the Board of Directors, in accordance with the authority conferred in the proxy.

      Set forth in the table below is the name, age and position with the Company of each of the nominees for director of the Company. Additional information about each of the nominees is provided below the table and in “Security Ownership of Certain Beneficial Owners and Management.” There are no family relationships among the directors and executive officers of the Company.

Name	Age	Position with the Company

C. Scott Gibson	50	Chairman of the Board
Scott C. Grout	40	Director, President and Chief Executive Officer
James F. Dalton	44	Director
Richard J. Faubert	55	Director
Dr. William W. Lattin	62	Director
Carl W. Neun	59	Director
Jean-Pierre D. Patkay	52	Director
Jean-Claude Peterschmitt	69	Director

      C. Scott Gibson has served as a Director since June 1993 and as Chairman of the Board since October 2002. From January 1983 through February 1992, Mr. Gibson co-founded and served as President of Sequent Computer Systems, Inc., a computer systems company. Before co-founding Sequent, Mr. Gibson served as General Manager, Memory Components Operation, at Intel. Since March 1992, Mr. Gibson has been a director and consultant to high technology companies. Mr. Gibson serves on the boards of several other companies, including Triquint Semiconductor, Inc., Pixelworks, Inc., NW Natural, LiveBridge, Inc., Oregon Health and Science University and the Oregon Community Foundation. Mr. Gibson holds a B.S.E.E. and a M.B.A. from the University of Illinois.

      Scott C. Grout has served as the Company’s President, Chief Executive Officer and a Director since October 2002. Prior to joining the Company, Mr. Grout was President and Chief Executive Officer of Chorum Technologies, Inc., a privately held provider of fiber optic products based in Richardson, Texas, from May 1998 to October 2002. Prior to Chorum, Mr. Grout held various positions at Lucent Technologies, a telecommunications network vendor, including most recently as the Vice President of the Optical Networking Group and a Director of the Access and Optical Networking Group, from June 1984 to May 1998. Mr. Grout received a BS in Engineering from the University of Wisconsin at Madison and a M.B.A. from the Sloan School of Management at the Massachusetts Institute of Technology.

      James F. Dalton has served as a Director since December 1993. Since April 1989, Mr. Dalton has been employed by Tektronix, Inc., a test, measurement and monitoring technology company. He now serves as Vice President, Corporate Development, General Counsel and Secretary of Tektronix. He formerly served as Director of Corporate Development at Tektronix. Mr. Dalton earned an undergraduate degree in economics from the University of Massachusetts and received a J.D. from Boston College School of Law.

      Richard J. Faubert has served as a Director since June 1993. Mr. Faubert currently serves as Executive Vice President of Novellus Systems Inc. Chemical Mechanical Planarization Business Unit. From 1998 through 2002 Mr. Faubert was President, Chief Executive Officer and Director of SpeedFam-IPEC, Inc., a semiconductor capital equipment manufacturing company that was purchased in December 2002 by Novellus Systems Inc. From 1992 through 1998, Mr. Faubert was employed by Tektronix, first as General Manager of its Instruments Business Unit and then as Vice President and General Manager of the Television and Communications Business Unit, Measurement Business Division. From 1986 through 1992, Mr. Faubert served as Vice President of Product Development of GenRad, Inc. Mr. Faubert serves on the North American Board of Semiconductor Equipment and Materials International (SEMI).

      Dr. William W. Lattin has served as a Director since November 2002. Dr. Lattin retired from Synopsys, Inc., a supplier of electronic design automation software, in October 1999 where he was Executive Vice President since October 1994. Prior to Synopsys, Dr. Lattin served as President and Chief Executive Officer of Logic Modeling Corp from 1986 through 1994. From 1975 to 1986, Dr. Lattin held various engineering and management positions with Intel Corporation. Dr. Lattin also serves on the Board of Directors of Merix Corporation, Easy Street Online Services, Inc., FEI Corp., Corrent Corp., ADEXA Inc., WebCriteria, Inc. and Tripwire Inc. and he is an active consultant with Vitesse Semiconductor. Dr. Lattin served on the Company’s Board of Directors from 1988 to 1999. Dr. Lattin holds a Ph.D. in electrical engineering from Arizona State University and a M.S.E.E. and a B.S.E.E. from the University of California-Berkeley.

      Carl W. Neun has served as a Director since June 2000. From March 1993 to January 2000, Mr. Neun was Senior Vice President and Chief Financial Officer of Tektronix. From January 2000 through January 2002, Mr. Neun served as Chairman of the Board of Directors of WireX Communications, Inc., a server appliance software company. Mr. Neun also serves on the Board of Directors of Planar Systems, Inc., Powerwave Technologies, Inc. and Oregon Steel Mills, Inc.

      Jean-Pierre D. Patkay has served as a Director since July 1998. Mr. Patkay currently serves as President and CEO of Lookclickprint, Inc., an art and technology company. From 2000 to 2002 Mr. Patkay was employed by TollBridge Technologies, Inc., a telecom equipment company. At TollBridge he served as Vice President of Operations and then as Chief Operating Officer. From 1994 to 2000, Mr. Patkay was employed by 3Com Corporation, a computer networking company, serving first as Vice President of Worldwide Manufacturing and later as Vice President and General Manager, 3Com OEM. From 1990 to 1994, Mr. Patkay was Vice President of Operations for Quantum Corp., a diversified mass storage company. From 1973 to 1990, Mr. Patkay held a variety of engineering, manufacturing and general management positions with Hewlett-Packard Company. Mr. Patkay holds a BS and MS in Engineering from Harvey Mudd College and has completed post graduate work at Stanford University.

      Jean-Claude Peterschmitt has served as a Director since July 1996. From 1967 to 1987, Mr. Peterschmitt served in various capacities with Digital Equipment Corporation, a corporate information systems supplier, most recently as General Manager, Vice President, Europe and Chairman of the European Board of Directors. Before then Mr. Peterschmitt was a member of Arthur D. Little’s European Operations Research Group. He serves on the supervisory boards of Euroventures B.V., a European venture fund, Le Reseau, a network structure for the creation and development of high-technology enterprises in Switzerland, and on the Supervisory Council and Executive Committee of Health-on-the-Net Foundation. Mr. Peterschmitt received an engineering degree from Eidgenossiche Technische Hochshcule (Zurich) and an M.S. degree from the MIT Sloan School of Business.

Board Committees and Meetings

      The Board of Directors held 11 meetings during the fiscal year ended December 31, 2002. Each director attended or participated in at least 75 percent of the aggregate number of meetings of the Board of Directors and committees of which the director was a member.

      The Company maintains an Audit Committee consisting of James F. Dalton, C. Scott Gibson and Carl W. Neun. All of the members of the Audit Committee are “independent directors” within the meaning of Rule 4200(a)(14) of the National Association of Securities Dealers’ listing standards. The Audit

Committee assists the Board of Directors in fulfilling its oversight responsibilities relating to corporate accounting, the Company’s reporting practices and the quality and integrity of the Company’s financial reports; compliance with law and the maintenance of ethical standards by the Company; and the Company’s maintenance of effective internal controls. The Audit Committee met six times in the last fiscal year. For additional information about the Audit Committee, see “Audit Committee Matters.”

      The Company maintains a Compensation Committee consisting of Richard J. Faubert, Jean-Pierre D. Patkay and Jean-Claude Peterschmitt. None of the members of the Compensation Committee are current or former officers or employees of the Company. The Compensation Committee assists the Board of Directors in fulfilling its oversight responsibilities relating to the Company’s compensation policies and benefit plans, particularly policies relating to executive compensation and performance. The Compensation Committee also establishes executive compensation levels and makes grants to corporate officers under the Company’s 2001 Nonqualified Stock Option Plan and the Company’s 1995 Stock Incentive Plan. The Compensation Committee met 12 times in the last fiscal year. For additional information about the Compensation Committee, see “Compensation Committee Report on Executive Compensation.”

      The Company maintains a Nominating and Governance Committee consisting of James F. Dalton, Richard J. Faubert and Dr. William W. Lattin. The Nominating and Governance Committee met two times in the last fiscal year. The Nominating and Governance Committee assists the Board of Directors in fulfilling its oversight responsibilities relating to seeking candidates for membership on the Board of Directors, assessing the corporate governance policies and processes of the Board of Directors and reviewing from time to time the policies of the Board of Directors related to director qualifications, compensation, tenure and retirement. The Nominating and Governance Committee will consider nominees recommended by shareholders of the Company. Recommendations for nominees should be sent to 5445 NE Dawson Creek Drive, Hillsboro, Oregon 97124, Attention: Corporate Secretary.

Director Compensation

      Each non-employee director of the Company, other than the Chairman of the Board, receives an annual cash retainer of $22,000 for serving on the Board of Directors. Beginning in the fourth quarter of 2002, the annual cash retainer for the Chairman of the Board was increased to $52,000. For serving on the Audit Committee, the Compensation Committee or the Nominating and Governance Committee of the Board of Directors, each non-employee director, other than the Chairman of the Audit Committee and the Chairman of the Compensation Committee, receives additional annual cash compensation equal to $2,500 per committee. Beginning in 2003, the additional cash compensation paid to the Chairman of the Audit Committee and the Chairman of the Compensation Committee will increase from $2,500 to $5,000 for these committees. Directors are also reimbursed for reasonable expenses incurred in attending meetings. Pursuant to the terms of the 1995 Stock Incentive Plan, each individual who becomes a non-employee director of the Company after August 7, 1995 is automatically granted, on the date the individual joins the Board of Directors, an initial non-statutory stock option to purchase 15,000 shares of the Company’s common stock. If the non-employee director’s employer prohibits the non-employee director from receiving such a grant, no such grant is made until the time, if ever, when the employer restrictions are removed. In addition, each non-employee director of the Company is automatically granted on an annual basis a non-statutory stock option to purchase 5,000 shares of the Company’s common stock, beginning in the calendar year following the year in which the non-employee director was granted a non-statutory stock option to purchase 15,000 shares of the Company’s common stock. The exercise price of options automatically granted to non-employee directors is the fair market value of the Company’s common stock on the date of grant, the term of each option is ten years and each option is exercisable in full on the date one year following the grant of the option. Non-employee directors are expected to acquire and hold a minimum of 5,000 shares or $100,000 worth of the Company’s common stock, whichever is the lesser value, and that minimum amount is expected to be reached within three to five years of becoming a director. Directors who are employees of the Company receive no separate compensation as directors.

Recommendation by the Board of Directors

      The Board of Directors recommends that shareholders vote for the election of the nominees named in this Proxy Statement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

      The following table sets forth information regarding the beneficial ownership of the common stock of the Company as of March 17, 2003 (or such other date as otherwise indicated in the footnotes below) by (i) each person known to the Company to be the beneficial owner of more than 5% of the Company’s common stock, (ii) each of the Company’s directors and nominees for director, (iii) each individual named in the Summary Compensation Table and (iv) all directors and executive officers of the Company as a group. Unless otherwise noted in the footnotes to the table, the persons named in the table have sole voting and investment power with respect to all outstanding shares of common stock shown as beneficially owned by them.

	Shares	Percentage of
	Beneficially	Common
Name	Owned	Stock(1)

Stuart F. Cohen(2)(3)	2,745	*
James F. Dalton(3)	32,800	*
Ronald A. Dilbeck(3)	174,167	*
Richard J. Faubert(3)	42,000	*
C. Scott Gibson(3)(4)	81,042	*
Scott C. Grout(3)	2,173	*
Julia A. Harper(3)	39,989	*
Arif Kareem(3)(5)	96,964	*
Dr. William W. Lattin(3)	50,454	*
Dr. Glenford J. Myers(3)(6)	619,319	3.44%
Carl W. Neun(3)	21,500	*
Jean-Pierre D. Patkay(3)	43,043	*
Jean-Claude Peterschmitt(3)	35,000	*
Fred Yentz(3)	41,830	*
Brown Capital Management, Inc.(7)	2,352,150	13.27%
1201 N. Calvert Street
Baltimore, MD 21202
Fidelity Management & Research Co.(8)	1,565,197	8.83%
82 Devonshire Street
Boston, MA 02109-3614
Becker Capital Management(9)	1,461,052	8.24%
1211 SW 5th Ave. Suite 2185
Portland, OR 97204
Lord, Abbett & Co.(10)	1,432,686	8.08%
90 Hudson Street
Jersey City, NJ 07302
Putnam, LLC d/b/a Putnam Investments(11)	1,083,075	6.11%
One Post Office Square
Boston, MA 02109
All directors and executive officers as a group (11 persons)(12)	563,998	3.11%

*	Less than 1%

(1)	Percentage ownership is calculated based on 17,729,296 shares of the Company’s common stock outstanding on March 17, 2003.

(2)	Mr. Cohen’s employment as Vice President of Strategic Alliances terminated on January 13, 2003. The amount of shares beneficially owned, other than options exercisable within 60 days after March 17, 2003, is as of March 31, 2002.

(3)	Includes options to purchase shares of the Company’s common stock exercisable within 60 days after March 17, 2003 as set forth below:

Number of Option Shares Exercisable
Name	Within 60 Days After March 17, 2003

Stuart F. Cohen	0
James F. Dalton	27,500
Ronald A. Dilbeck	150,738
Richard J. Faubert	40,000
C. Scott Gibson	55,000
Scott C. Grout	0
Julia A. Harper	28,492
Arif Kareem	92,932
Dr. William W. Lattin	0
Dr. Glenford J. Myers	284,999
Carl W. Neun	20,000
Jean-Pierre D. Patkay	40,000
Jean-Claude Peterschmitt	25,000
Fred Yentz	36,946

(4)	Includes 3,500 shares of the Company’s common stock held by Mr. Gibson’s spouse.

(5)	Mr. Kareem’s employment as Senior Vice President for Corporate Marketing and Business Development terminated on March 31, 2003.

(6)	Includes 125 shares of the Company’s common stock held by Dr. Myers’ minor child. Dr. Myers’ employment as Chairman of the Board, President and Chief Executive Officer ended effective June 5, 2002. The amount of shares beneficially owned, other than options exercisable within 60 days after March 17, 2003, is as of May 31, 2002.

(7)	Based solely on information set forth in Schedule 13G/ A dated February 11, 2003, filed with the Securities and Exchange Commission.

(8)	Based solely on information set forth in Schedule 13G/ A dated February 14, 2003, filed with the Securities and Exchange Commission.

(9)	Based solely on information set forth in Schedule 13G/ A dated February 4, 2003, filed with the Securities and Exchange Commission.

(10)	Based solely on information set forth in Schedule 13G/ A dated January 31, 2003, filed with the Securities and Exchange Commission.

(11)	Based solely on information set forth in Schedule 13G dated February 14, 2003, filed with the Securities and Exchange Commission. Putnam, LLC d/b/a Putnam Investments shares voting power and dispositive power with Putnam Investment Management, LLC and The Putnam Advisory Company, LLC.

(12)	Does not include shares beneficially owned by Dr. Myers, Mr. Kareem or Mr. Cohen because they are no longer executive officers of the Company. Includes options to purchase 423,676 shares of the Company’s common stock exercisable within 60 days after March 17, 2003. Also includes 3,500 shares held by members of the families of executive officers and directors.

EXECUTIVE COMPENSATION

Summary Compensation Table

      The following table sets forth information concerning compensation paid or accrued for services to the Company in all capacities for each of the last three fiscal years for

•	the two individuals who served as chief executive officer during fiscal year 2002; and

•	the four most highly compensated executive officers other than the chief executive officer whose total annual salary and bonus exceeded $100,000 and who were serving as executive officers at the end of fiscal year 2002.

•	one additional individual for whom disclosure would have been provided but for the fact that this individual was not serving as an executive officer at the end of the last completed fiscal year.

Summary Compensation Table

	Annual Compensation
					Shares
	Fiscal				Underlying	All Other
Name and Principal Position	Year	Salary ($)	Bonus($)		Options (#)	Compensation ($)

Scott C. Grout	2002	79,327	50,000	(2)	350,000	132,518	(3)
Director, President and Chief Executive Officer(1)
Glenford J. Myers	2002	150,378	0		95,000	1,031,406	(6)
Chairman of the Board, President and	2001	366,535	0		67,000	5,100	(7)
Chief Executive Officer(4)	2000	349,987	167,300	(5)	65,000	5,100	(7)
Stuart F. Cohen	2002	190,000	0		34,100	0
Vice President of Strategic	2001	170,385	0		21,000	0
Alliances(8)	2000	191,923	44,265	(5)	35,000	0
Ronald A. Dilbeck	2002	280,316	0		92,500	5,100	(7)
Chief Operating Officer(9)	2001	243,039	0		41,350	2,872	(7)
	2000	220,000	84,125	(5)	10,000	5,100	(7)
Julia A. Harper	2002	200,000	0		53,500	5,100	(7)
Chief Financial Officer,	2001	45,385	0		50,000
Vice President of Finance and Administration and Secretary(10)
Arif Kareem	2002	222,454	0		50,800	5,100	(7)
Senior Vice President for Corporate	2001	223,977	0		31,210	5,100	(7)
Marketing and Business	2000	220,000	67,345	(5)	25,000	5,100	(7)
Development(11)
Fred Yentz	2002	161,915	0		66,200	5,100	(7)
Vice President of Marketing and	2001	147,342	49,450	(5)	23,835	5,100	(7)
Business Development(12)	2000	120,192	19,500	(5)	15,000	4,191	(7)

(1)	Mr. Grout joined the Company as a Director, President and Chief Executive Officer in October 2002.

(2)	Represents amount paid by the Company as bonus in accordance with the terms of Mr. Grout’s offer letter dated October 2002.

(3)	Represents amount paid by the Company in a relocation package.

(4)	Dr. Myers’ employment as Chairman of the Board, President and Chief Executive Officer ended effective June 5, 2002.

(5)	Represents amounts paid under the Incentive Compensation Plan. See “Compensation Committee Report on Executive Compensation—Incentive Compensation Plan.”

(6)	Represents $5,100 contributed by the Company under the Company’s 401(k) plan, $509,521 paid by the Company in accordance with the terms of an Executive Severance Agreement with Dr. Myers dated February 8, 2000, and $516,785 paid by the Company in accordance with the terms of an Agreement with Dr. Myers dated June 3, 2002. For additional information regarding the Executive Severance Agreement dated February 8, 2000 and the Agreement dated June 3, 2002 see “Employment Contracts and Severance Arrangements.”

(7)	Represents amounts contributed by the Company under the Company’s 401(k) plan and the Company’s Deferred Compensation Plan.

(8)	During fiscal year 2001, Mr. Cohen’s title was Vice President of Marketing. In October 2001, Mr. Cohen’s title changed to Vice President of Strategic Alliances. Mr. Cohen’s employment as Vice President of Strategic Alliances terminated on January 13, 2003.

(9)	During fiscal year 2001, Mr. Dilbeck served as Chief Operating Officer. On February 20, 2002, Mr. Dilbeck’s title changed to Senior Vice President and General Manager of the Telecom Division, and the position of Chief Operating Officer was eliminated. Mr. Dilbeck acted as Interim Chief Executive Officer and President from June 2002 until October 2002 when he resumed the position of Chief Operating Officer.

(10)	Ms. Harper joined the Company as Chief Financial Officer and Vice President of Finance and Administration in October 2001. She was appointed Secretary of the Company in January 2003.

(11)	During fiscal year 2001, Mr. Kareem served as Senior Vice President and General Manager of the Telecommunications Division. On February 20, 2002, Mr. Kareem’s title changed to Senior Vice President for Corporate Marketing and Business Development. Mr. Kareem’s employment as Senior Vice President for Corporate Marketing and Business Development terminated on March 31, 2003.

(12)	Mr. Yentz joined the Company in December 1999 as Vice President and General Manager of Communication Platforms Division and was appointed Vice President of Marketing and Business Development in January 2003.

Stock Option Grants in Fiscal Year 2002

      The following table sets forth information concerning individual grants of stock options made by the Company in fiscal year 2002 to each of the executive officers of the Company named in the Summary Compensation Table.

	Number of				Potential Realizable
	Securities	Percent of Total			Value at Assumed
	Underlying	Options Granted	Exercise		Annual Rates of Stock
	Options	to Employees	Price Per	Expiration	Price Appreciation for
Name	Granted(1)	in Fiscal Year(2)	Share($)	Date(3)	Option Term($)(4)

					5%	10%
Scott C. Grout(5)	350,000	16.99	3.79	10/07/09	540,019	1,258,474
Glenford J. Myers(6)	65,000	3.16	17.92	01/22/09	474,190	1,105,066
	25,000	1.21	17.03	02/07/09	173,323	403,916
	5,000	0.24	13.10	05/21/12	46,947	118,973

Total	95,000	4.61			694,460	1,627,955
Stuart F. Cohen(7)	15,000	0.73	19.49	01/11/09	119,016	277,357
	10,000	0.49	12.26	07/16/09	49,911	116,313
	9,100	0.44	5.33	10/17/09	19,745	46,016

Total	34,100	1.66			188,672	439,686
Ronald A. Dilbeck(8)	20,000	0.97	17.92	01/22/09	145,905	340,021
	25,000	1.21	14.93	05/03/09	151,951	354,109
	5,000	0.24	13.03	06/03/09	26,523	61,809
	5,000	0.24	11.70	07/03/09	2,815	55,500
	5,000	0.24	8.40	08/03/09	17,098	39,846
	5,000	0.24	6.44	09/03/09	13,109	30,549
	5,000	0.24	3.74	10/03/09	7,613	17,741
	22,500	1.09	5.33	10/17/09	48,822	113,775

Total	92,500	4.47			434,836	1,013,350
Julia A. Harper(9)	5,000	0.25	19.49	01/11/09	39,671	92,452
	30,000	1.46	12.26	07/16/09	149,732	348,938
	18,500	0.90	5.33	10/17/09	40,142	93,548

Total	53,500	2.61			229,545	534,938
Arif Kareem(9)	25,000	1.21	19.49	01/11/09	198,360	462,262
	15,000	0.73	12.26	07/16/09	74,866	174,469
	10,800	0.53	5.33	10/17/09	23,435	54,612

Total	50,800	2.47			296,661	691,343
Fred Yentz(9)	25,000	1.21	19.49	01/11/09	198,360	462,262
	25,000	1.21	12.26	07/16/09	124,776	290,782
	16,200	0.79	5.33	10/17/09	35,152	81,918

Total	66,200	3.21			358,288	834,962

(1)	All option grants were made pursuant to the Company’s 1995 Stock Incentive Plan.

(2)	In 2002, the Company granted to employees options for a total of 1,055,500 shares of the Company’s common stock under the 1995 Stock Incentive Plan and 1,004,060 shares of the Company’s common stock under the 2001 Nonstatutory Stock Option Plan and those numbers were used in calculating the percentages set forth in this column.

(3)	Options expire before this date (i) if the optionee’s employment is terminated for any reason (other than death or disability), in which case options vested but unexercised at the date of termination may be exercised at any time before the expiration date of the options or the expiration of 30 days after the date of termination, whichever is the shorter period, or (ii) if employment terminates because of death or disability, in which case options vested but unexercised at the date of termination may be exercised at any time before the expiration date of the options or the expiration of 12 months after the date of termination, whichever is the shorter period. If employment (or service as a director, as applicable) is terminated by death of the optionee, the options generally may be exercised by persons to whom the optionee’s rights pass by will or the laws of descent or distribution. Remaining vested but unexercised options terminate at the end of the earliest of the above described periods, as applicable.

(4)	In accordance with the rules of the Securities and Exchange Commission, these amounts are the hypothetical gains or “option spreads” that would exist for the respective options based on assumed rates of annual compound stock price appreciation of 5% and 10% from the date the options were granted over the full option term.

(5)	The options granted to Mr. Grout have a term of seven years. These options are not exercisable for one year after the date of the grant, after which the options are exercisable for one-third of the total option shares and become exercisable in monthly increments equal to 1/36th of the total option shares, cumulatively, each month thereafter, becoming fully exercisable three years after the date of the grant.

(6)	The options granted to Dr. Myers with expiration dates of January 22, 2009 and February 7, 2009 have a term of seven years. These options are not exercisable for one year after the date of the grant, after which the options are exercisable for one-third of the total option shares and become exercisable in monthly increments equal to 1/36th of the total option shares, cumulatively, each month thereafter, becoming fully exercisable three years after the date of the grant. The options granted to Dr. Myers with an expiration date of May 21, 2012 have a term of ten years. These options become vested on May 21, 2003.

(7)	Mr. Cohen’s employment as Vice President of Strategic Alliances terminated on January 13, 2003 and all of his options have terminated without having been exercised.

(8)	The options granted to Mr. Dilbeck have a term of seven years. Options granted on January 22, 2002, October 17, 2002, and options in the amount of 20,000 granted on May 3, 2002 are not exercisable for one year after the date of the grant, after which the options are exercisable for one-third of the total option shares and become exercisable in monthly increments equal to 1/36th of the total option shares, cumulatively, each month thereafter, becoming fully exercisable three years after the date of the grant. Options granted on May 3, 2002, June 3, 2002, July 3, 2002, August 3, 2002, September 3, 2002 and October 3, 2002, each in the amount of 5,000 shares, will each vest one year after the date of the respective grant.

(9)	The options granted to Ms. Harper, Mr. Kareem and Mr. Yentz have a term of seven years. Options granted on January 11, 2002 and October 17, 2002 are not exercisable for one year after the date of the grant, after which the options are exercisable for one-third of the total option shares and become exercisable in monthly increments equal to 1/36th of the total option shares, cumulatively, each month thereafter, becoming fully exercisable three years after the date of the grant. Options granted on July 16, 2002 become fully exercisable one year after the date of the grant. Mr. Kareem’s employment as Senior Vice President for Corporate Marketing and Business Development terminated on March 31, 2003 and he may exercise his vested but unexercised options until April 30, 2003 when all of his unexercised options will be terminated.

Aggregated Option Exercises

      The following table sets forth information, on an aggregated basis, concerning each exercise of stock options during the fiscal year 2002 by each of the executive officers of the Company named in the Summary Compensation Table and the fiscal year-end value of unexercised options.

Aggregated Option Exercises in Fiscal Year 2002

and Fiscal Year-End Option Values

			Number of Securities
			Underlying Unexercised		Value of Unexercised
	Number of		Options at		In-the-Money Options at
	Shares		December 31, 2002		December 31, 2002($)(1)
	Acquired on	Value
Name	Exercise	Realized($)	Exercisable	Unexercisable	Exercisable	Unexercisable

Scott C. Grout	0	0	0	350,000	0	1,466,500
Glenford J. Myers	0	0	284,305	90,695	0	0
Stuart F. Cohen	0	0	61,150	74,100	0	24,115
Ronald A. Dilbeck	0	0	105,739	121,252	5,458	83,072
Julia A. Harper	0	0	19,292	84,208	0	49,025
Arif Kareem	10,000	66,111	43,210	105,800	0	28,620
Fred Yentz	0	0	10,835	94,200	0	42,930

(1)	Options are “in-the-money” at the fiscal year-end if the fair market value of the underlying securities on such date exceeds the exercise price of the option. The amounts set forth represent the difference between the fair market value of the securities underlying the options on December 31, 2002 based on the closing sale price of $7.98 per share of the Company’s common stock on that date (as reported on the Nasdaq National Market) and the exercise price of the options, multiplied by the applicable number of shares.

Equity Compensation Plan Information

      The following table summarizes information about our equity compensation plans as of December 31, 2002. All outstanding awards relate to our common stock.

	Number of Securities		Number of Securities
	to be Issued	Weighted-average	Remaining Available
	Upon Exercise of	Exercise Price of	for Future Issuance
	Outstanding Options,	Outstanding Options,	Under Equity
Plan Category	Warrants and Rights	Warrants and Rights($)	Compensation Plans

	(In thousands, except weighted average exercise price)
Equity compensation plans approved by security holders	3,320	$21.85	1,631 (1)
Equity compensation plans not approved by security holders	1,218	13.42	282 (2)

Total	4,538	$19.59	1,913

(1)	Includes 638,457 of securities authorized and available for issuance in connection with the RadiSys Corporation 1996 Employee Stock Purchase Plan.

(2)	In January 2003, the Company’s Board of Directors authorized an increase of an additional 750,000 shares of the Company’s common stock available under the Company’s 2001 Nonqualified Stock Option Plan.

Description of Equity Compensation Plans Adopted by Shareholders

     1996 Employee Stock Purchase Plan

      The Company maintains an employee stock purchase plan that is available to substantially all employees. A description of the 1996 Employee Stock Purchase Plan is set forth in Proposal 2.

     1995 Stock Incentive Plan

      On August 7, 1995, the Company established the 1995 Stock Incentive Plan, under which the Company may issue up to 5,425,000 shares of common stock. The purpose of the 1995 Stock Incentive Plan is to enable the Company to attract and retain the services of selected employees, officers and directors of the Company or of any subsidiary of the Company. The Company may not grant options or stock appreciation rights under the 1995 Stock Incentive Plan to an employee for more than an aggregate of 450,000 shares of common stock in connection with the hiring of the employee or 100,000 shares of common stock in any calendar year otherwise. Unless otherwise stipulated in the plan document, the Board of Directors, at their discretion, determines the exercise prices, which may not be less than the fair market value of the Company’s common stock at the date of grant, vesting periods, and the expiration periods which are a maximum of 10 years from the date of grant.

Description of Equity Compensation Plans Not Adopted by Shareholders

     2001 Nonqualified Stock Option Plan

      In February 2001, the Company established the 2001 Nonqualified Stock Option Plan, under which 1,500,000 shares of the Company’s common stock were reserved, subject to adjustments as of December 31, 2002. In January 2003, the Company’s Board of Directors authorized an increase of an additional 750,000 shares of the Company’s common stock available under the 2001 Nonqualified Stock Option Plan. Grants under the 2001 Nonqualified Stock Option Plan may be awarded to selected employees, who are not executive officers or directors of the Company. The purpose of the 2001 Nonqualified Stock Option Plan is to enable the Company to attract and retain the services of selected employees of the Company or any parent or subsidiary of the Company. Unless otherwise stipulated in the plan document, the Board of Directors, at their discretion, determines the exercise prices, which may not be less than the fair market value of the Company’s common stock at the date of grant, vesting periods, and the expiration periods which are a maximum of 10 years from the date of grant.

EMPLOYMENT CONTRACTS AND SEVERANCE ARRANGEMENTS

      On February 8, 2000, the Company entered into an Executive Severance Agreement with Dr. Myers providing for severance pay in a cash amount equal to 12 months of Dr. Myers’ annual base pay at the rate in effect immediately before the date of termination if his employment with the Company is terminated by the Company other than for cause, death or disability. Upon such a termination, and in addition to severance pay, Dr. Myers is also entitled to receive COBRA benefits and an amount equal to a prorated portion of Dr. Myers’ target bonus amount under any cash incentive plans in effect at the time of termination. In addition, all stock options granted to Dr. Myers under the Company’s 1995 Stock Incentive Plan or any other equity plan that would vest during the 12-month period following the date of termination become immediately exercisable in full. In connection with Dr. Myers’ termination of employment with the Company in June 2002, the Company paid Dr. Myers $509,521 plus estimated COBRA payments pursuant to the Executive Severance Agreement.

      On June 3, 2002 the Company entered into an Agreement with Dr. Myers pursuant to which, until June 15, 2004, Dr. Myers shall not, directly or indirectly (1) proactively recruit any employee away from the Company or (2) accept employment or a consulting engagement with, or become an officer or director of, any existing company that the Company considers to be a competitor of the Company. Pursuant to this Agreement, the Company paid Dr. Myers $516,785 and agreed that all of the outstanding stock options that he received as an employee of the Company will continue in full force and effect, and continue to vest, until they expire in accordance with their terms. At that time Dr. Myers will have an additional 30 days within which to exercise vested options and any unexercised options will expire at the end of those 30 days.

      On October 15, 2002, the Company entered into an Executive Change of Control Agreement with Scott C. Grout. If Mr. Grout’s employment with the Company is terminated by the Company (other than for cause, death or disability) within 12 months following a change of control of the Company or within three months preceding a change of control of the Company, Mr. Grout is entitled to receive severance pay in a cash amount equal to 12 months of Mr. Grout’s annual base pay at the rate in effect immediately before the date of termination. Upon such a termination, Mr. Grout would receive 25% of the severance pay upon termination and the remaining 75% would be paid in periodic payments on regular paydays over 12 months so long as during the period of remaining payments Mr. Grout does not serve as or become a director, officer, partner, limited partner, employee, agent, representative, material stockholder, creditor, or consultant of or to, or serve in any other capacity with any business worldwide that shall in any manner (1) engage or prepare to engage in any business which competes directly with the Company or (2) solicit, hire, or otherwise assist in any effort that attempts to employ or otherwise utilize the services of any employee of the Company. Upon such a termination, and in addition to severance pay, Mr. Grout is also entitled to receive a lump sum payment equal to the estimated cost to Mr. Grout of COBRA benefits for a 12 month period, and all stock options granted to Mr. Grout under the Company’s 1995 Stock Incentive Plan or any other equity plan will become immediately exercisable in full. In addition, if Mr. Grout’s employment is terminated without cause, the Company, upon receipt of a release, is required to pay Mr. Grout severance pay in a cash amount equal to 12 months of Mr. Grout’s annual base pay at the rate in effect immediately before the date of termination.

      On December 27, 2000, the Company entered into Executive Change of Control Agreements with each of Ronald A. Dilbeck, Arif Kareem and Stuart F. Cohen providing for severance pay in a cash amount equal to 12 months of the executive officer’s annual base pay at the rate in effect immediately before the date of termination. Each of these executive officers is entitled to receive the severance pay if his employment with the Company is terminated by the Company (other than for cause, death or disability) within three months before, or within 12 months after, a change in control of the Company. Upon such a termination, and in addition to severance pay, each of these executive officers is also entitled to receive COBRA benefits, and all stock options granted to each of these executive officers under the Company’s 1995 Stock Incentive Plan or any other equity plan will become immediately exercisable in full. The Executive Change of Control Agreement executed with Mr. Dilbeck also provides that if Mr. Dilbeck’s employment with the Company is terminated by the Company (other than for cause, death or disability) before January 1, 2003, all stock options granted to Mr. Dilbeck under the Company’s 1995 Stock Incentive Plan or any other equity plan will become immediately exercisable in full.

      On October 3, 2001, the Company entered into an Executive Change of Control Agreement with Julia A. Harper providing for severance pay in a cash amount equal to 12 months of Ms. Harper’s annual base pay at the rate in effect immediately before the date of termination. Ms. Harper is entitled to receive the severance pay if her employment with the Company is terminated by the Company (other than for cause, death or disability) within three months before, or within 12 months after, a change in control of the Company. Upon such a termination, and in addition to severance pay, Ms. Harper is also entitled to receive COBRA benefits, and all stock options granted to Ms. Harper under the Company’s 1995 Stock Incentive Plan or any other equity plan will become immediately exercisable in full.

      On August 2, 2002, the Company entered into Executive Severance and Bonus Restriction Agreements with each of Julia A. Harper, Arif Kareem and Fred Yentz. If any of these executive officer’s employment with the Company is terminated by the Company (other than for cause, death or disability) during the period beginning on August 2, 2002 and ending April 7, 2004, the executive officer is entitled to receive severance pay in a cash amount equal to 12 months of the executive officer’s then current base salary payable in periodic payments on regular paydays over 12 months so long as during this 12 month period, the executive officer does not serve as or become a director, officer, partner, limited partner, employee, agent, representative, material stockholder, creditor, or consultant of or to, or serve in any other capacity with any business worldwide that shall in any manner, directly or indirectly (1) engage or prepare to engage in any business which competes with the Company, (2) solicit, hire, or otherwise assist in any effort that attempts to employ or otherwise utilize the services of any employee of the Company, or (3) solicit, divert, or accept orders for goods or services from any customer of the Company that are substantially competitive with the goods or services sold by the Company. Upon such a termination, and in addition to severance pay, the executive officer is also entitled to receive a lump sum payment equal to the estimated cost to the executive officer of COBRA benefits for a 12 month period and an amount equal to the prorated portion of the benefits under any incentive plans in effect at the time of termination. In addition, the Company will pay up to $15,000 to the executive officer or to a third party outplacement firm selected by the executive officer so that the executive officer may obtain career counseling assistance. In the event that severance benefits are payable to one of these executive officers under any other agreement with the Company at the time of termination, the benefits under the Executive Severance and Bonus Restriction Agreement shall not be payable to the executive officer unless the executive officer elects to receive all of the benefits provided under the Executive Severance and Bonus Restriction Agreement in lieu of all of the benefits provided in all other severance agreements.

COMPENSATION COMMITTEE REPORT

ON EXECUTIVE COMPENSATION(1)

      The Compensation Committee of the Board of Directors has furnished the following report on executive compensation:

The Compensation Committee of the Board of Directors (the “Committee”) is composed of three independent, non-employee directors and, pursuant to authority delegated by the Board, determines the compensation to be paid to the Chief Executive Officer and each of the other executive officers of the Company. The Committee is also responsible for developing and making recommendations to the Board with respect to the Company’s executive compensation policies.

The Company’s objectives for executive compensation are to

•	attract and retain key executives important to the long-term success of the Company;

•	reward executives for performance and enhancement of shareholder value; and

•	align the interests of the executive officer with the success of the Company by basing a portion of the compensation upon corporate performance.

Compensation Principles

      To achieve the Company’s executive compensation objectives, the Committee adheres to several principles in structuring the compensation packages for the Chief Executive Officer and the other executive officers of the Company. These are:

Compensation for Performance. A high percentage of total compensation is linked directly to the performance of the Company and the executive’s individual performance in attaining the Company’s objectives and supporting the Company’s mission statement. The Committee believes this structure aligns the executives’ interests with the interests of the Company’s shareholders.

Competitive Compensation. Total compensation levels of the Company’s executive officers are set relative to similar companies in the electronics industry. The compensation packages are designed to allow an opportunity to earn at a level above median industry practices and market competitors when Company performance exceeds the results of comparable companies. The opportunity to earn at higher levels provides a significant challenge to the executive officers.

Executive Ownership. A substantial component of executive compensation is equity based. The executive officers’ and shareholders’ interests can be more closely aligned by creating a strong and direct link between compensation and shareholder value. The Committee believes that equity-based compensation properly balances the rewards for long-term versus short-term results. The Company has established ownership guidelines for executive officers to further align their interests and objectives with the Company’s shareholders. Under these guidelines, all executive officers are expected to hold either (a) RadiSys stock equal in value to one year’s base salary, using the average stock price over last 12 months to calculate the value or (b) the number of shares of RadiSys stock equal to one year’s base salary divided by $20. Executive officers are expected to be in full compliance within 3-5 years after joining the Company.

Management Retention. Executive compensation packages are also designed to attract and retain qualified executives with the leadership skills and other key abilities required to meet the Company’s

      (1) This Compensation Committee Report, in addition to the section entitled “Audit Committee Report” and the section entitled “Comparison of Cumulative Total Return” are not “soliciting material,” are not deemed “filed” with the Securities and Exchange Commission and are not to be incorporated by reference in any filing of the Company under the Securities Act of 1933 or the Securities Act of 1934, regardless of date or any general incorporation language in such filing.

objectives and to enhance shareholder value. To this end, in determining compensation the Committee also takes into account individual experience, job responsibilities, and individual performance.

Components of Executive Compensation Program

      The Company’s executive officer compensation program consists of base salary, annual bonus, and long term incentive compensation in the form of stock options. The Committee annually reviews each component of compensation and total compensation for the executive officers of the Company. The review includes a market survey of compensation and changes in compensation for similar positions in comparable companies in the electronics industry.

     Base salary

      Base salaries for executive officers are set near the average levels believed by the Committee to be sufficient to attract and retain qualified executive officers. Base salary adjustments are provided to executive officers based upon an evaluation of each executive’s performance, as well as the performance of the Company as a whole. Although the Committee does not establish a specific formula or target to determine base salaries, the Committee does review detailed survey data from a number of independent sources and services regarding the base salaries of executive officers in comparable companies in the electronics industry. In addition, the Committee considers the success of the executive officers in developing and executing the Company’s strategic plans, developing management employees and demonstrating leadership.

     Incentive Compensation Plan

      The Company maintains an Incentive Compensation Plan (the “Compensation Plan”) pursuant to which executive officers are eligible for potential bonuses based upon their ability to achieve planned profit targets and the achievement of specific operational objectives. If minimum target results are not achieved, no bonus will be paid. At its discretion, the Board of Directors, which administers the Compensation Plan, may reduce the incentive compensation to be paid pursuant to the Compensation Plan.

      For 2002, the Committee established a cash bonus potential under the Compensation Plan for the Company’s executive officers ranging from approximately 40% to 70% of base salaries. Mr. Grout received a bonus of $50,000 for 2002 in accordance with the terms of Mr. Grout’s offer letter dated October 2002. No other cash bonuses or other incentive compensation were paid to executive officers for 2002.

     Stock Options

      The Company’s stock option program is intended as a long-term incentive plan for executives, managers and other employees within the Company. The Company’s 1995 Stock Incentive Plan provides for the award of incentive stock options to selected employees and the award of nonqualified stock options, restricted stock, stock appreciation rights, bonus rights and other incentive grants to selected employees, independent contractors and consultants.

      Market surveys of long-term incentives are reviewed to establish competitive practices. Management makes recommendations to the Committee on the size of a grant, if any, for each executive based on the individual’s ability to improve financial performance, the executive’s past performance, and expectations of the executive’s future contributions. Option grants provide an effective incentive for management to create shareholder value over the long term because the full benefit of the compensation package cannot be realized unless the Company’s common stock price appreciates over a number of years.

      Options to purchase a total of 708,000 shares of the Company’s common stock were granted to executive officers in 2002 with an exercise price equal to the fair market value of the underlying common stock on date of grant. No performance-based options were granted either to the Chief Executive Officer or other executive officers in 2002. Options granted to newly hired executive officers in 2002 are not exercisable for one year after the grant, after which the options are exercisable for one-third of the total option shares, and become exercisable in monthly increments equal to 1/36th of the total option shares, cumulatively, each month thereafter, becoming fully exercisable three years after the date of grant. Options granted to existing executive officers, or “refresher” options, in 2002 are generally not exercisable for one year after the grant, after which the options are exercisable for one-third of the total option shares, and become exercisable in monthly increments equal to 1/36th of the total option shares, cumulatively, each month thereafter, becoming fully exercisable three years after the date of grant. In certain instances options were granted to existing executive officers in 2002 which become exercisable in monthly increments equal to 1/12th of the total option shares, becoming fully exercisable one year after the date of the grant. In other instances, options were granted to existing executive officers in 2002 which are not exercisable for one year after the date of the grant, after which the options are fully exercisable. The new hire and refresher options terminate on the seventh anniversary of the grant date.

Deductibility of Compensation

      Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”), limits to $1,000,000 per person the amount that the Company may deduct for compensation paid to the Company’s Chief Executive Officer and four highest compensated officers (other than the Chief Executive Officer) in any year. The levels of salary and bonus generally paid by the Company do not exceed this limit. Many of the options granted under the Company’s 1995 Stock Incentive Plan are intended to qualify as incentive stock options. The Company receives no tax deduction upon exercise of an incentive stock option unless the optionee disposes of the acquired shares before satisfying specific holding period requirements. The $1,000,000 cap on deductible compensation applies to compensation income recognized by an optionee if the optionee disposes of the shares acquired upon exercise of an incentive stock option before satisfying the holding period requirements, as well as compensation income recognized by the optionee upon exercise of a nonqualified stock option, unless the option meets various requirements. The Company’s policy generally is to grant options that meet applicable requirements so that any compensation recognized by an optionee in connection with an option will be fully deductible. The Committee believes that the grant of incentive stock options, despite their general nondeductibility, benefits the Company by encouraging the long-term ownership of the Company’s stock by officers and other employees.

      Subject to Section 162(m) of the Code, upon exercise of options granted under the 2001 Nonqualified Stock Plan, the Company is entitled to a deduction in the amount of the difference between the exercise price and the fair market value of the shares on the date of exercise. The optionee is taxed on the same amount as ordinary income.

Chief Executive Officer Compensation

      The Committee determined the Chief Executive Officer compensation for 2002 consistent with the executive compensation principles and components described above. The Committee set Dr. Myers’ and Mr. Grout’s annual base salaries for 2002 to be competitive with the median base salary paid to chief executive officers of comparable companies in the electronics industry. Mr. Grout received a bonus of $50,000 for 2002 in accordance with the terms of Mr. Grout’s offer letter dated October 2002.

      Dr. Myers received a grant of incentive stock options for 1,800 shares of the Company’s common stock at an exercise price of $17.92 per share. Dr Myers also received grants of nonstatutory stock options for 93,200 shares of the Company’s common stock, 63,200 of which have an exercise price of $17.92 per share, 25,000 of which have an exercise price of $17.03 per share and 5,000 of which have an exercise price of $13.10 per share. All exercise prices are equal to the fair market value of the Company’s common stock on the date of grant. Mr. Grout received a grant of incentive stock options for 79,155 shares of the Company’s common stock at an exercise price of $3.79. Mr. Grout also received a grant of nonstatutory stock options for 270,845 shares of the Company’s common stock at an exercise price of $3.79 per share. The number of shares granted to Dr. Myers and Mr. Grout for 2002 was based on a subjective determination of the number of shares needed as part of the Company’s long-term incentive program.

      The Committee believes the key executive team of the Company will receive appropriate rewards under this program of corporate incentives, but only if they achieve the performance goals established for them and the Company and if they succeed in building increased value for the Company’s shareholders.

Richard J. Faubert
Jean-Pierre Patkay, Chairman
Jean-Claude Peterschmitt

Audit Committee Report

      The Audit Committee of the Board of Directors is responsible for monitoring the integrity of the Company’s consolidated financial statements, the Company’s system of internal controls and the independence and performance of its independent auditors. The Audit Committee is composed of three non-employee directors and operates under a written charter that it has adopted and approved pursuant to authority delegated to it by the Board. The Audit Committee adopted a restated written charter for the Audit Committee on July 15, 2002 which is attached to this proxy statement as Appendix A. Each Audit Committee member meets the independence requirements of The Nasdaq Stock Market, Inc.

      The Company’s management is responsible for the financial reporting process, including the system of internal controls, and for the preparation of consolidated financial statements in accordance with generally accepted accounting principles. The Company’s independent auditors are responsible for auditing those financial statements and expressing an opinion as to their conformity with generally accepted accounting principles. The Audit Committee acts in an oversight capacity, and its responsibility is to monitor and review these processes. In its oversight role the Audit Committee relies, without independent verification, on

•	management’s representation that the Company’s consolidated financial statements have been prepared with integrity and objectivity and in conformity with generally accepted accounting principles, and

•	the report of the Company’s independent auditors, PricewaterhouseCoopers LLP, with respect to the Company’s consolidated financial statements.

      In this context, the Audit Committee held six meetings in 2002. At each of these meetings, the Audit Committee met with senior members of the Company’s financial management team, the Company’s counsel and the Company’s independent auditors. The Audit Committee held private sessions at each of its meetings with PricewaterhouseCoopers LLP, at which candid discussions of financial management, accounting and internal control issues took place. The Audit Committee reviewed with PricewaterhouseCoopers LLP the overall scope and plans for their audit, the results of audit examinations, evaluations by the auditors of the Company’s internal controls and the quality of the Company’s financial reporting. The Audit Committee also held private sessions at each of its meetings with the Chief Financial Officer at which candid discussions of financial management, accounting and internal control issues took place.

      The Audit Committee reviewed the audited consolidated financial statements for the year ended December 31, 2002 with management and PricewaterhouseCoopers LLP, including a discussion of the quality, not simply the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the consolidated financial statements. In addressing the quality of management’s accounting standards, the Audit Committee sought management’s representation that the audited consolidated financial statements of the Company have been prepared in conformity with generally accepted accounting principles.

      The Audit Committee also discussed with PricewaterhouseCoopers LLP matters required to be discussed with audit committees under generally accepted auditing standards, including, among other things, matters related to the conduct of the audit of the Company’s consolidated financial statements and the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (Communication with Audit Committees). SAS 61 requires the Company’s independent auditors to provide the Audit Committee with additional information regarding the scope and results of their audit of the Company’s consolidated financial statements, including with respect to:

•	their responsibility under generally accepted auditing standards,

•	significant accounting policies,

•	management judgments and estimates,

•	any significant audit adjustments,

•	any disagreements with management, and

•	any difficulties encountered in performing the audit.

      The Audit Committee also discussed with PricewaterhouseCoopers LLP their independence, and PricewaterhouseCoopers LLP provided the Audit Committee with written disclosures and the letter required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees) to the effect that, in their professional judgment, PricewaterhouseCoopers LLP is independent of the Company within the meaning of the federal securities laws. When considering PricewaterhouseCoopers LLP’s independence, the Audit Committee discussed whether PricewaterhouseCoopers LLP’s provision of services to the Company beyond those rendered in connection with their audit and review of the Company’s consolidated financial statements was compatible with maintaining their independence. The Audit Committee also reviewed, among other things, the amount of fees paid to PricewaterhouseCoopers LLP for audit and non-audit services.

      Based on the Audit Committee’s review and these meetings, discussions and reports, and subject to the limitations of the Audit Committee’s role and responsibilities referred to above and in the Audit Committee Charter, the Audit Committee recommended to the Board that the Company’s audited consolidated financial statements for the year ended December 31, 2002 be included in the Company’s Annual Report on Form 10-K. The Audit Committee, pursuant to authority delegated to it by the Board, has selected PricewaterhouseCoopers LLP as the Company’s independent auditors for the year ending December 31, 2003.

James F. Dalton
C. Scott Gibson
Carl W. Neun, Chairman

Principal Accounting Firm Fees

      The Company incurred the following fees for services performed by the Company’s principal accounting firm, PricewaterhouseCoopers LLP, in 2002:

Audit Fees	$401,714	(1)
Financial Information Systems Design and Implementation Fees	$0
All Other Fees	$111,252	(2)(3)

Total	$512,966

(1)	Fees for the audit of the Company’s annual financial statements for the year ended December 31, 2002, reviews of the financial statements included in the Company’s Forms 10-Q for the year ended December 31, 2002, statutory audits required in various locations outside the United States where the Company has operations, and fees associated with the Company’s 401(k) audit are $401,714, of which an aggregate amount of $252,954 has been billed through December 31, 2002.

(2)	The Audit Committee has considered whether the provision of the services covered by these fees is compatible with maintaining the principal accountant’s independence.

(3)	Represents the aggregate fees billed for all other services rendered by PricewaterhouseCoopers LLP for the year ended December 31, 2002. Specifically, this includes fees for tax consulting of $90,029 and other international service fees of $21,223.

COMPARISON OF CUMULATIVE TOTAL RETURN

      The following graph sets forth the Company’s total cumulative shareholder return as compared to the CIBC Embedded Systems Index, the Nasdaq Composite Index and the Standard and Poor’s 500 Index for the period December 31, 1997 through December 31, 2002. Total shareholder return assumes $100 invested at the beginning of the period in each of;

•	the common stock of the Company,

•	the stocks represented in the CIBC Embedded Systems Index,

•	the stocks represented in the Nasdaq Composite Index, and

•	the stocks represented in the Standard and Poor’s 500 Index.

      Total return also assumes reinvestment of dividends. The Company has never paid dividends on its common stock.

      Historical stock price performance should not be relied upon as indicative of future stock price performance.

RadiSys Corporation

Stock Price Performance
December 31, 1997 — December 31, 2002

Total Return Analysis	12/31/97	12/31/98	12/31/99	12/1/00	12/29/01	12/29/02

RadiSys Corp.	$100.00	$80.54	$205.37	$104.19	$79.17	$32.13
CIBC Embedded Systems Index	$100.00	$73.38	$190.80	$127.34	$88.68	$65.09
NASDAQ Composite	$100.00	$139.63	$259.13	$157.32	$124.20	$85.05
S&P 500	$100.00	$126.67	$151.40	$136.05	$118.31	$90.66

PROPOSAL 2:     TO VOTE ON A PROPOSAL TO AMEND THE COMPANY’S 1996 EMPLOYEE

STOCK PURCHASE PLAN TO ADD AN ADDITIONAL 1,000,000 SHARES
THAT MAY BE ISSUED UNDER THIS PLAN

      The 1996 Employee Stock Purchase Plan (“ESPP”) provides a convenient and practical means by which employees may purchase stock of the Company. The Board of Directors believes that the opportunity to acquire a proprietary interest in the success of the Company through the acquisition of shares of the Company’s common stock pursuant to the ESPP is an important aspect of the Company’s ability to attract and retain highly qualified and motivated employees. As of March 17, 2003, out of a total of 1,750,000 shares reserved for issuance under the ESPP, 1,232,336 shares had been issued leaving 517,664 shares available for issuance under the ESPP. The Board of Directors believes additional shares will be needed under the ESPP to provide appropriate incentives to key employees and others. Accordingly, on March 21, 2003, the Board of Directors approved an amendment to the ESPP, subject to shareholder approval, to reserve an additional 1,000,000 shares for issuance under the ESPP, thereby increasing the total number of shares of the Company’s common stock reserved for issuance under the ESPP from 1,750,000 to 2,750,000.

      Certain provisions of the ESPP are summarized below. The complete text of the ESPP, marked to show the proposed amendment, is attached to this document as Appendix B.

      The ESPP is administered by the Board of Directors. The Board has the power to make and interpret all rules and regulations it deems necessary to administer the ESPP and has broad authority to amend the ESPP, subject to the requirement that certain amendments be approved by shareholders.

      All employees of the Company, including the Company’s officers, are eligible to participate in the ESPP. Each participant may enroll in an 18-month offering in which shares of the Company’s common stock are purchased on the last day of each three-month period of an offering. A separate offering commences on February 15, May 15, August 15 and November 15 of each calendar year under the ESPP. The first day of each offering is the “enrollment date” of the offering. The purchase price per share is equal to 85% of the lower of (a) the fair market value of the Company’s common stock on the enrollment date of the offering or (b) the fair market value on the date of purchase. Participants may elect to contribute from 1% to 15% of compensation paid to the participant during each pay period in the offering.

      No participant may obtain a right to purchase shares under the ESPP if, immediately after the right is granted, the participant owns or is deemed to own shares of the Company’s common stock possessing five percent or more of the combined voting power or value of all classes of stock of the Company or any subsidiary of the Company. The maximum number of shares that a participant may purchase in an offering is 10,000. In addition, no participant may obtain a right to purchase shares under the ESPP that permits the participant’s rights to purchase shares under the ESPP to accrue at a rate which exceeds $25,000 in fair market value of the Company’s common stock (determined as of the enrollment date) for each calendar year of the offering.

      Neither payroll deductions credited to a participant’s account nor any rights with regard to the purchase of shares under the ESPP may be assigned, transferred, pledged or otherwise disposed of in any way by the participant. Upon termination of a participant’s employment for any reason other than death, the payroll deductions credited to the participant’s account will be returned to the participant. Upon termination of a participant’s employment because of that person’s death, the payroll deductions credited to the participant’s account will be used to purchase shares on the next purchase date. Any shares purchased and any remaining balance will be returned to the deceased participant’s beneficiary or, if none, to the participant’s estate.

Material Federal Income Tax Consequences

      The ESPP is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Code. Under the Code, employees generally will not recognize taxable income or gain with respect to shares purchased under the ESPP either at an enrollment date or at a purchase date. If an employee disposes of shares purchased under the ESPP more than two years after the enrollment date and more than one year after the purchase date, or in the event of the employee’s death at any time, the employee or the employee’s estate generally will be required to report as ordinary compensation income, for the taxable year in which the disposition or death occurs, an amount equal to the lesser of the excess of the fair market value of the shares at the time of disposition or death over the purchase price, or 15 percent of the fair market value of the shares on the enrollment date. Any gain on disposition in excess of the amount treated as ordinary compensation income generally will be taxed as capital gain to the employee. In the case of such a disposition or death, the Company will not be entitled to any federal income tax deduction.

      If a current or former employee disposes of shares purchased under the ESPP within two years after the enrollment date or within one year after the purchase date, the employee will be required to report the excess of the fair market value of the shares on the purchase date over the purchase price as ordinary compensation income for the year of disposition. If the disposition is by sale, any difference between the fair market value of the shares on the purchase date and the disposition price generally will be taxed as capital gain or loss. In the event of a disposition within two years after the enrollment date or within one year after the purchase date, the Company generally will be entitled to a deduction in the year of such disposition equal to the amount that the employee is required to report as ordinary compensation income. For dispositions made by the Company’s Chief Executive Officer or any of the Company’s four highest compensated officers (other than the Chief Executive Officer), the Company’s deduction may be limited pursuant to Section 162(m) of the Code, as discussed above.

      Under the terms of the ESPP, participants are required to pay to the Company any amounts necessary to satisfy any tax withholding determined by the Company to be required in connection with either the purchase or sale of shares acquired under the ESPP.

Recommendation by the Board of Directors

      The Board of Directors recommends that the proposed amendment to the ESPP be approved.

PROPOSAL 3:     TO VOTE ON A PROPOSAL TO APPROVE A STOCK OPTION EXCHANGE

PROGRAM (THE “OPTION EXCHANGE PROGRAM”) WHICH ALLOWS HOLDERS OF CERTAIN COMPANY STOCK OPTIONS TO CANCEL STOCK OPTIONS IN EXCHANGE FOR THE RIGHT TO RECEIVE ADDITIONAL STOCK OPTIONS IN THE FUTURE

      After careful consideration, our Board of Directors has determined that it would be in the best interests of the Company and our shareholders to amend the Company’s 1995 Stock Incentive Plan and the Company’s 2001 Nonqualified Stock Option Plan (the “Stock Plans”) to permit an Option Exchange Program. Under the Option Exchange Program, eligible employees, other than our directors, vice-presidents and executive officers, will be offered the one-time opportunity to exchange the eligible stock options they currently hold for a lesser number of options to be issued at least six months and one day from the date the surrendered options are cancelled. The new options would have an exercise price equal to the fair market value (“FMV”) of our common stock on the date of the new grant. The text of the amendment to the Stock Plans is set forth in Appendix C. The text of the 1995 Stock Incentive Plan is set forth in Appendix D and the text of the 2001 Nonqualified Stock Option Plan is set forth in Appendix E.

      Stock options are intended to encourage our employees to act as owners, which helps align their interests with those of shareholders. The objective of our Stock Plans is to attract, retain, and encourage ownership in the Company by key personnel whose long-term employment is considered essential to the Company’s continued progress, and thereby encourage recipients to act in the shareholders’ interest and share in the Company’s success.

      Recent adverse economic conditions have had a negative effect on the technology industry. As a result, the trading price of the Company’s common stock has recently declined, following the overall market.

      One consequence of this decrease in our stock price is that many options currently held by employees were granted at an exercise price considerably higher than the current trading price of our common stock. This difference between the exercise price and the trading price has rendered these options without value, unless our stock price returns to its previous levels.

      The fact that a substantial amount of stock options is significantly “underwater” may negatively impact such options serving as a meaningful and positive part of our compensation and retention programs.

      We believe that the Option Exchange Program is critical to provide positive motivation to, and to avoid the potential loss of, our employees, many of whom hold options with an exercise price significantly higher than the current trading price of our common stock. With a reduced likelihood of achieving prior expectations from these “underwater” stock options, such employees may have an incentive to seek alternative employment with our competitors and other technology companies with low current trading prices, and secure stock options at these other companies at an attractively low exercise price. The loss of these employees would have a detrimental effect on our business and financial results.

      The Option Exchange Program would provide an opportunity to motivate our workforce to achieve future growth. By realigning the exercise prices of previously-granted stock options with the current value of our common stock, in a manner that is intended to be economically neutral to shareholders based on the exchange ratios set out below, we believe that the Stock Plans will again become an important tool to help motivate our employees to continue to create shareholder value.

Option Exchange Program

      Under the proposed Option Exchange Program, participating employees would surrender eligible unexercised options they currently hold and in return receive new stock option grants to purchase fewer shares, in accordance with a specified exchange ratio. Optionees who are Company employees in a country in which the Option Exchange Program is offered on the date that the Option Exchange Program is commenced would be eligible to elect to participate, and would need to have been continuously employed and remain Company employees on the date of the new grant to receive new options. The new options would have an exercise price equal to the FMV of our common stock on the new option grant date.

      We expect to offer the Option Exchange Program to employees in late July 2003. Employees will have 20 business days (or longer if we so determine) to elect to participate. The new options issued in exchange for the surrendered options will not be granted until at least six months and one day after the exchange offer period expires. Thus, we expect the new options to be granted in late February 2004.

      Because there will be at least an approximate two and one-half month delay between the date of the 2003 annual meeting of shareholders and the date the Option Exchange Program will commence, we have designed the Option Exchange Program to allow for changes in the market price of our common stock during this period, which is explained in the detailed discussion below.

      As of March 17, 2003, there were 4,296,575 shares underlying options outstanding under our Stock Plans and 2,239,879 shares available for grant. Of the outstanding options, as of March 17, 2003, options to purchase 1,620,793 shares of common stock would be eligible for exchange under the proposed Option Exchange Program.

      Under all possible exchange ratio scenarios, the Option Exchange Program would reduce the number of shares currently covered by outstanding options. For example, based upon the exchange ratios that would be used if our common stock was valued at $7.00 per share shortly before the exchange offer commenced, if all eligible employees were to surrender all of their eligible stock options in the Option Exchange Program, we would have 906,567 fewer stock options outstanding after the exchange is completed. The actual net reduction in options outstanding will depend on a variety of factors, including the level of participation in the Option Exchange Program, the final exchange ratios and any forfeitures under our existing option plans.

      We have structured the Option Exchange Program to strike a balance between shareholder and employee interests and it was designed to create a value neutral exchange. The Option Exchange Program would be beneficial to shareholders by canceling a larger number of outstanding options and issuing fewer options in their place. In addition, by conducting this exchange rather than granting new options to supplement the underwater options, we are avoiding potential additional dilution to our shareholders’ interests.

Details of the Option Exchange Program

Implementing the Option Exchange Program

      The Company’s Board of Directors authorized the Option Exchange Program in March 2003, upon the recommendation of its Compensation Committee and subject to shareholder approval of the amendment to the Stock Plans. If this proposal is approved, the Company will be authorized, but not obligated to, implement the Option Exchange Program on a one time basis at any time after the annual meeting at the discretion of the Company’s Compensation Committee.

      If you approve the amendment to the Stock Plans and the Option Exchange Program commences, eligible employees will be offered the opportunity to participate in the Option Exchange Program under an Offer of Exchange to be filed with the SEC and distributed to all eligible employees. Employees will be given at least twenty (20) business days in which to accept the offer of the new options in exchange for the surrender of their eligible options. The surrendered options will be cancelled on the first business day following this election period. The new options will be granted no earlier than six months and one day following the cancellation of the old options.

Eligibility

      If implemented, the Option Exchange Program will be open to all Company employees who hold options, worldwide, where feasible and practical under local regulations as determined by the Company. The Option Exchange Program will not be available to our directors, vice-presidents or executive officers. The Option Exchange Program also will not be available to any former employees or to retirees. An employee who tenders his or her options for exchange must also have been continuously employed with the Company and be an eligible employee on the date of the new grant in order to receive the new options. If an optionee is no longer a Company employee for any reason, including layoff, termination, voluntary resignation, death or disability, on the date that the Option Exchange Program commences, that optionee cannot participate in the Option Exchange Program. If an optionee is no longer a Company employee for any reason on the date that the new grants are made, even if he or she had elected to participate and had tendered his or her options for exchange, that individual would not receive a new grant and the tendered options would be forfeited. Options that are not vested at termination of employment cannot be exercised and will be forfeited. Voting in favor of this proposal at the Annual Meeting does not constitute an election to participate in the Option Exchange Program.

Exchange Ratios

      The exact number of outstanding options an employee must surrender in order to receive one new replacement option will be determined as described below based on the Black-Scholes option valuation model, which is a widely recognized and accepted method to determine the value of a stock option. The Black-Scholes valuation model takes into account a number of variables, including current stock price, stock volatility, risk-free rate of return, historical dividend yield and the duration and vesting provisions of the options being valued.

      In determining the exchange ratios, these Black-Scholes valuation factors, except for the current market price of the Company’s common stock, were based on information available as of March 17, 2003. Because we expect that the exchange will not commence until at least late July 2003, we have elected to have our valuation methodology take into account changes in our stock price that occur between March 17, 2003 and the time at which the exchange offer is commenced. We have relied on Buck Consultants, a nationally recognized independent compensation-consulting firm, in determining the appropriate option values and exchange ratios based on the valuation methodology described above.

      Using this valuation methodology and the table below, we will determine the actual exchange ratios to be used in the Option Exchange Program based on the fair market value of our common stock before the time the exchange offer is commenced (the “Current Stock Price”).

      We have set forth in the following table the exchange ratios that we will use for the Option Exchange Program based on Current Stock Prices of $5.00, $7.00, $9.00, $11.00, $13.00 and $15.00 per share. If the exchange ratio for an option is denoted as “N/ A,” such option will not be eligible for the Option Exchange Program because of a significant increase in the fair market value of our common stock. If the actual Current

Stock Price is between the Current Stock Prices listed in the table below, the final exchange ratios will be determined by interpolating between these prices and rounding to the nearest .01 of a share.

Exchange Ratios for a Current Stock Price of Tier

Current Exercise Price	$5.00/Share	$7.00/Share	$9.00/Share	$11.00/Share	$13.00/Share	$15.00/Share

1 $15.00-19.99	2.25 to 1	1.80 to 1	1.50 to 1	1.40 to 1	1.25 to 1	N/A
2 $20.00-34.99	3.00 to 1	2.35 to 1	2.00 to 1	1.75 to 1	1.50 to 1	1.40 to 1
3 $35.00 or higher	5.25 to 1	3.75 to 1	3.00 to 1	2.55 to 1	2.25 to 1	2.00 to 1

      If the actual Current Stock Price is below $5.00 per share, the exchange ratios will be increased appropriately using the same valuation methodology described above. If the actual Current Stock Price is above $15.00 per share, the exchange ratios will be decreased appropriately using the same valuation methodology described above.

Election to Participate

      Under the Option Exchange Program, eligible employees may make a one-time election to cancel all eligible grants of stock options that have an exercise price higher than $15.00 and exchange them for new options in accordance with the exchange ratios set out above. Participation in the Option Exchange Program is voluntary. To participate in the Option Exchange Program, however, an employee must elect to cancel all of his or her eligible options. In other words, an employee may not elect to exchange some of his or her current options that are eligible for the Option Exchange Program and retain others.

Exercise Price of New Options

      All new options will be granted with an exercise price equal to the FMV of our common stock on the date of the new grant.

     Vesting of New Options

      Except in certain countries outside of the United States as determined by the Compensation Committee, the replacement options will not be exercisable for six months after the date of the grant, after which the options will be exercisable for one-third of the total option shares, and become exercisable in monthly increments equal to 1/36th of the total option shares, cumulatively, each month thereafter, becoming fully exercisable two and one-half years after the date of the grant. This means that all replacement options would be completely unvested at the time of the new grant, regardless of whether the options exchanged were partially or wholly vested.

      Employees will have the choice to exercise their new options at any time after they have vested. Options will only vest if the optionee remains a Company employee and may only be exercised by a Company employee. Options that are not vested at termination of employment cannot be exercised and will be forfeited.

     Term of New Options

      The term of an option is the length of time during which it may be exercised. Except in certain countries outside of the United States as determined by the Company, under the Option Exchange Program, each new option will have a term of seven years from the date of grant.

     Other Conditions of New Options

      Replacement options will be non-qualified options under U.S. tax laws, regardless of whether the options tendered for exchange are incentive stock options. The shares of common stock for which the new options will be exercisable have already been registered with the SEC as part of our Stock Plan registrations.

     Accounting Treatment

      We have structured the Option Exchange Program to comply with current Financial Accounting Standards Board guidelines so that the Company will receive the same accounting treatment for the new options as it does for its current options. In other words, the Option Exchange Program has been designed so that we will not be subject to accounting compensation charges against our earnings from the new options.

     U.S. Federal Income Tax Consequences

      The exchange of options should be treated as a non-taxable exchange and the Company and our employees should recognize no income for U.S. federal income tax purposes upon the grant of the new options. All new options granted under the Option Exchange Program will be non-qualified stock options for U.S. federal income tax purposes.

     Potential Modification to Terms to Comply with Governmental Requirements

      The terms of the Option Exchange Program will be described in a Tender Offer Statement that will be filed with the SEC. Although we do not anticipate that the SEC would require us to modify the terms materially, it is possible that we will need to alter the terms of the Option Exchange Program to comply with SEC comments. In addition, it is currently our intention to make the Option Exchange Program available to our employees who are located outside of the United States, where permitted by local law and where we determine it is practical to do so. It is possible that we may need to make modifications to the terms offered to employees in countries outside the United States to comply with local requirements, or for tax or accounting reasons.

     Benefits of the Option Exchange Program to Employees and Officers

      Because the decision whether to participate in the Option Exchange Program is completely voluntary, we are not able to predict who will participate, how many options any particular group of employees will elect to exchange, nor the number of replacement options that we may grant. As noted above, however, our vice-presidents, executive officers and members of our Board of Directors are not eligible to participate in the Option Exchange Program. Of the outstanding options held by eligible employees as of March 17, 2003, based upon the exchange ratios that would be used if our common stock was at $7.00 per share shortly before the exchange offer commenced, the maximum number of shares of common stock underlying options, which could be exchanged, is 1,620,793 and the maximum number of shares of common stock underlying the new options which could be issued under the above exchange ratios would be 714,226.

Effect on Shareholders

      We are not able to predict the impact the Option Exchange Program will have on your rights as a shareholder because we are unable to predict how many option holders will exchange their options or what the future market price of the Company’s stock will be at the time of the new grant. The Option Exchange Program was designed to be value neutral to shareholders and to avoid the dilution in ownership that normally results from supplemental grants of new stock options.

Additional Materials

      At the time the Option Exchange Program is commenced, the Company will provide option holders who are eligible to participate in the Option Exchange Program with written materials explaining the precise terms and timing of the Option Exchange Program. Persons who are eligible to participate in the Option Exchange Program should read these written materials carefully when they become available because they will contain important information about the Option Exchange Program. The Company will also file these written materials with the Securities and Exchange Commission as part of a tender offer statement upon the commencement of the Option Exchange Program. The Company’s shareholders and option holders will be able to obtain these written materials and other documents filed by the Company with the Securities and Exchange Commission free of charge from the Securities and Exchange Commission’s website at www.sec.gov.

Recommendation by the Board of Directors

      The Board of Directors recommends that the proposed amendment to the Stock Plans to permit the Option Exchange Program be approved.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      None.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

      None.

SECTION 16(a) BENEFICIAL

OWNERSHIP REPORTING COMPLIANCE

      Section 16(a) of the Securities Exchange Act of 1934 requires the Company’s directors, executive officers and persons who own more than 10% of the outstanding common stock of the Company to file with the Securities and Exchange Commission reports of changes in ownership of the common stock of the Company held by such persons. Officers, directors and greater than 10% shareholders are also required to furnish the Company with copies of all forms they file under this regulation. To the Company’s knowledge, based solely on a review of the copies of the reports received by the Company during and with respect to fiscal 2002 and on written representations of certain reporting persons, no director, executive officer or beneficial owner of more than 10% of the outstanding common stock of the Company failed to file on a timely basis reports required by Section 16(a) of the Securities Exchange Act of 1934 with the exception of one late Form 4 report for Mr. Arif Kareem for two transactions occurring in March 2002.

INDEPENDENT ACCOUNTANTS

      Representatives of PricewaterhouseCoopers LLP, the Company’s independent accountants, will be present at the Annual Meeting and will be available to respond to appropriate questions. They do not plan to make any statement, but will have the opportunity to make a statement if they wish.

HOUSEHOLDING OF MATERIALS

      Some banks, brokers and other nominee record holders may be participating in the practice of “householding” proxy statements and annual reports. This means that only one copy of the Company’s proxy statement or annual report may have been sent to multiple stockholders in the same household. The Company will promptly deliver a separate copy of either document to any stockholder upon request by writing or calling the Company at the following address or phone number: RadiSys Corporation, 5445 NE Dawson Creek Drive, Hillsboro, Oregon 97124, Attention: Investor Relations or by calling (503) 615-7797. Any stockholder who wants to receive separate copies of the annual report and proxy statement in the future, or who is currently receiving multiple copies and would like to receive only one copy for his or her household, should contact his or her bank, broker, or other nominee record holder, or contact the Company at the above address and phone number.

SHAREHOLDER PROPOSALS FOR 2004 ANNUAL MEETING

      The Company’s bylaws require shareholders to give the Company advance notice of any proposal or director nomination to be submitted at an annual meeting of shareholders. A copy of the relevant provisions of the bylaws will be provided to any shareholder upon written request to 5445 NE Dawson Creek Drive, Hillsboro, Oregon, Attention: Corporate Secretary. The bylaws prescribe the information to be contained in any such notice. To be timely, a shareholder’s notice must be delivered to or mailed and received by the Secretary not less than 50 days nor more than 75 days before the annual meeting, provided, however, that if less than 65 days’ notice or prior public disclosure of the date of the meeting is given to shareholders, notice by the shareholder, to be timely, must be received by the Secretary not later than the close of business on the tenth day following the earlier of the day on which the notice of the date of the meeting was mailed or public disclosure was made. The Company’s 2004 annual meeting of shareholders is expected to be held on May 18,

2004. Any notice relating to a shareholder proposal for the 2004 annual meeting, to be timely, must be received by the Company between March 4, 2004 and March 29, 2004. Shareholders wishing to submit proposals in compliance with Rule 14a-8 of the Securities Exchange Act of 1934, for inclusion in the Company’s proxy statement for the 2004 annual meeting of shareholders must submit the proposals for receipt by the Company not later than December 12, 2003.

DISCRETIONARY AUTHORITY

      Although the Notice of the Annual Meeting of Shareholders provides for transaction of any other business that properly comes before the meeting, the Board of Directors has no knowledge of any matters to be presented at the meeting other than the matters described in this proxy statement. The enclosed proxy, however, gives discretionary authority to the proxy holders to vote in accordance with their judgment if any other matters are presented.

      For this year’s annual meeting of shareholders, if notice of a shareholder proposal to be raised at the annual meeting of shareholders is received at the principal executive offices of the Company after March 24, 2003 or before February 27, 2003, proxy voting on that proposal when and if raised at the annual meeting will be subject to the discretionary voting authority of the designated proxy holders. For the 2004 annual meeting of shareholders, if notice of a shareholder proposal to be raised at the meeting is received at the principal executive offices of the Company after March 29, 2004 or before March 4, 2004, proxy voting on that proposal when and if raised at the annual meeting will be subject to the discretionary voting authority of the designated proxy holders.

      IT IS IMPORTANT THAT PROXIES BE RETURNED PROMPTLY. THEREFORE, WE URGE SHAREHOLDERS WHO DO NOT EXPECT TO ATTEND THE MEETING IN PERSON TO EXECUTE AND RETURN THE ENCLOSED PROXY IN THE REPLY ENVELOPE PROVIDED.

By Order of the Board of Directors,

Julia A. Harper
Corporate Secretary

April 10, 2003

Hillsboro, Oregon

APPENDIX A

RADISYS CORPORATION

AUDIT COMMITTEE CHARTER

July 15, 2002

      The Audit Committee is a committee of the Board of Directors. Its primary function is to assist the board in fulfilling its oversight responsibilities relating to:

A. Corporate accounting, reporting practices of the Company, and the quality and integrity of the Company’s financial reports;

B. Compliance with law and the maintenance of ethical standards by the Company; and

C. The maintenance by the Company of effective internal controls.

      In meeting its responsibilities, the Audit Committee is expected to:

1. Provide an open avenue of communication between the independent accountant and the Board of Directors.

2. Recommend to the Board of Directors the independent accountants to be selected, approve the compensation of the independent accountant, and review and approve any change in the independent accountants.

3. Review and approve the appointment of internal auditors, if any.

4. Review the independence, objectivity, effectiveness and relevant quality controls of the independent accountant, including (a) receipt of periodic reports from the independent accountant regarding such auditor’s independence consistent with Independence Standards Board Standard 1, discussion of such reports with the auditor, and if so determined by the Audit Committee, taking or recommending that the full Board of Directors take appropriate action to oversee the independence of the auditor, which firm is ultimately accountable to the Audit Committee and the Board of Directors, and (b) a review of management consulting services provided by and related fees paid to the independent accountant.

5. Inquire of management and the independent accountant about significant risks or exposures and review the steps management has taken to minimize such risk to the Company.

6. Review, in consultation with management and the independent accountant, the audit scope, plan and areas of audit focus.

7. Review periodically with the independent accountant:

a. The adequacy of the Company’s internal financial controls including computerized information systems controls and security.

b. Any related significant findings and recommendations of the independent accountant together with management’s responses thereto.

c. Any significant changes in the Company’s accounting principles or the methods of applying the Company’s accounting principles.

d. The independent accountant’s judgements about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting, including a comparison of the Company’s critical accounting policies with industry norms.

8. Review with management and the independent accountant at the completion of the annual examination:

a. The Company’s annual financial statements and related footnotes.

b. The independent accountant’s audit of the financial statements and its report thereon.

c. Any significant changes required in the independent accountant’s audit plan.

d. Any significant difficulties or disputes with management encountered during the course of the audit.

e. Other matters related to the conduct of the audit which are to be communicated to the committee under generally accepted auditing standards.

9. Review with management:

a. Significant findings during the year and management’s responses thereto.

b. Any difficulties encountered in the course of their audits, including any restrictions on the scope of their work or access to required information.

c. Any changes required in the planned scope of their audit plan.

10. Review the procedures employed by the Company in preparing published financial statements and related management commentaries and review filings with the SEC containing the Company’s financial statements.

11. Review with financial management and the independent accountants the Company’s quarterly earnings release, and approve the release, prior to its public disclosure. The Chair (or the Chair’s designee) of the committee may represent the entire committee for purposes of this review and approval.

12. Periodically review the Company’s major financial risk exposures and insurance coverages.

13. Periodically review policies and procedures with respect to the CEO’s expense accounts and perquisites, and consider the results of any review of these areas by the independent accountant.

14. Review periodically the Company’s code of conduct and recommend changes to the Board of Directors. Review with the independent accountant the results of their review of the Company’s monitoring of compliance with the code of conduct.

15. Review legal and regulatory matters that may have a material impact on the financial statements, related company compliance policies and significant reports received from regulators.

16. Meet periodically with the independent accountant and management in separate executive sessions to discuss any matters that the committee or these groups believe should be discussed privately with the Audit Committee.

17. Maintain minutes or other records of meetings and activities of the Audit Committee and report committee actions to the Board of Directors with such recommendations as the committee may deem appropriate.

18. Prepare a letter for inclusion in the annual report that describes the committee’s composition and general responsibilities.

19. Periodically review and update the committee’s charter.

20. The Audit Committee shall have the power to conduct or authorize investigations into any matters within the committee’s scope of responsibilities. The committee shall be empowered to retain independent counsel, accountants, or others to assist it in the conduct of any investigation.

21. The committee shall meet at least four times per year or more frequently as circumstances require. The committee may ask members of management or others to attend the meeting and provide pertinent information as necessary.

22. The committee will perform such other functions as assigned by law, the Company’s charter or bylaws, or the Board of Directors.

      While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company’s financial statements are complete and accurate and are in accordance with generally accepted accounting principles. This is the responsibility of management and the independent auditor. Nor is it the duty of the Audit Committee to conduct investigations, to resolve disagreements, if any, between management and the independent auditor or to assure compliance with laws and regulations and the Company’s business conduct guidelines.

      The membership of the Audit Committee shall consist of at least three (3) “financially literate” independent* members of the Board of Directors who shall serve at the pleasure of the Board of Directors. At least one member of the Audit Committee will have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication. No inside directors will serve on the Audit Committee. Audit Committee members and the committee chairman shall be designated by the full board of directors.

      The duties and responsibilities of a member of the Audit Committee are in addition to those duties set out for a member of the Board of Directors.

* “independent”, for purposes of serving as a member of the Audit Committee, includes, among other things:

•	The member has not been employed by RadiSys or its affiliates in the current or past three years;
•	The member has not accepted any compensation from RadiSys or its affiliates in excess of $60,000 during the previous fiscal year (except for board service, tax-qualified retirement plan benefits, or non-discretionary compensation);
•	The member is not an immediate family member of an individual who is, or has been in the past three years, employed by RadiSys or its affiliates as an executive officer;
•	The member has not been a partner, controlling shareholder or an executive officer of any for-profit business organization to which RadiSys made, or from which it received, payments (other than those which arise solely from investments in RadiSys’ securities) that exceed five percent of RadiSys’ or the business organization’s consolidated gross revenues for that year, or $200,000, whichever is more, in any of the past three years; or
•	The member has not been employed as an executive of another entity where any of RadiSys’ executives serve on that entity’s compensation committee.

APPENDIX B

RADISYS CORPORATION

1996 EMPLOYEE STOCK PURCHASE PLAN
(As Amended Through May 13, 2003)

I.     Purpose of Plan

      As a means by which Employees may share in the Company’s growth and success, RadiSys Corporation (the “Company”) believes that ownership of shares of its Common Stock by its Employees is desirable. To this end, and as an incentive to better performance and improved profits, the Company has established the RadiSys Corporation 1996 Employee Stock Purchase Plan (the “Plan”).

      The Company intends that the Plan will constitute an “employee stock purchase plan” within the meaning of Section 423 of the Code.

II.     Definitions

      Terms that are capitalized within this document shall have the meanings as set forth in Exhibit A, unless otherwise specified within the text.

III.     Employee Participation

     Participation

      Subject to the provisions of this Section III, an Employee may elect to participate in the Plan effective as of any Enrollment Date by completing and filing a Payroll Deduction Authorization Form as provided in Section IV. As of each Enrollment Date, the Company hereby grants a right to purchase Shares under the terms of the Plan to each eligible Employee who has elected to participate in the Offering commencing on that Enrollment Date.

     Requirements for Participation

      A person shall become eligible to participate in the Plan on the first Enrollment Date on which that person meets the following requirements:

a) The person is an Employee, and

b) The person’s customary period of Employment is more than twenty (20) hours per week.

      Any eligible Employee may enroll in the Plan as of the Enrollment Date of any Offering by filing timely written notice of such participation, subject to the following provisions:

(i) In order to enroll in the Plan initially, an eligible Employee must complete, sign and submit to the Company the following forms:

(A) Payroll Deduction Authorization Form Must be received by the Company prior to 4:00 p.m., Pacific Time on the Enrollment Date of an Offering to be effective for that Offering.

(B) ESPP New Account Form This form must accompany the Payroll Deduction Authorization Form submitted for enrollment in the Plan. An ESPP New Account Form must be received by the Company prior to 4:00 p.m., Pacific Time on the Enrollment Date of an Offering to be effective for that Offering.

(ii) A Participant in an ongoing Offering may elect as of any Enrollment Date to enroll in the new Offering commencing on that Enrollment Date by filing a Payroll Deduction Authorization Form making such election prior to 4:00 p.m. Pacific Time on the Enrollment Date. An election by a current Participant to enroll in a new Offering shall constitute a withdrawal, effective as of such Enrollment Date, from the ongoing Offering and simultaneous reenrollment in the new Offering. A reenrollment shall not affect the purchase of Shares under the ongoing Offering occurring on the Purchase Date immediately preceding the Enrollment Date. A Participant may make an ongoing election to reenroll on any Enrollment Date as of which the fair market value of the Shares for purposes of Section VI is less than it was as of the Enrollment Date for the Offering in which the Participant is currently participating. Unless otherwise specified by the Participant, any such ongoing reenrollment election shall be subject to revocation; provided, however, that to be effective to prevent reenrollment on any Enrollment Date, such revocation must be received by the Company prior to 4:00 p.m. Pacific Time on the Enrollment Date.

(iii) Absent withdrawal from the Plan pursuant to Section VII, a Participant will automatically be re-enrolled in the Offering commencing on the Enrollment Date immediately following the expiration of the Offering of which that person is then a Participant.

      A Participant shall become ineligible to participate in the Plan and shall cease to be a Participant when the Participant ceases to meet the eligibility requirements as defined above.

              Limitations on Participation

      No Employee may obtain a right to purchase Shares under the Plan if, immediately after the right is granted, the Employee owns or is deemed to own Shares possessing five percent (5%) or more of the combined voting power or value of all classes of stock of the Company or any parent or subsidiary of the Company. For purposes of determining share ownership, the rules of Section 424(d) of the Code shall apply and Shares that the Employee may purchase under any options or rights to purchase, whether or not Vested, shall be treated as Shares owned by the Employee.

      No Employee may obtain a right to purchase Shares under the Plan that permits the Employee’s rights to purchase Shares under the Plan and any other employee stock purchase plan within the meaning of Section 423 of the Code of the Company or any parent or subsidiary of the Company to accrue at a rate which exceeds $25,000 in fair market value of Shares (determined as of the Enrollment Date) for each calendar year of the Offering. This section shall be interpreted to permit an Employee to purchase the maximum number of Shares permitted under Section 423(b)(8) of the Code and regulations and interpretations adopted thereunder.

      The maximum number of Shares that an Employee may purchase in an Offering shall not exceed 10,000 shares, no more than one-third of which may be purchased on any Purchase Date on or prior to August 15, 2000, and no more than one-sixth of which may be purchased on any Purchase Date after August 15, 2000.

              Voluntary Participation

      Participation in the Plan shall be strictly voluntary.

IV.     Payroll Deductions

              Payroll Deduction Authorization

      An Employee may contribute to the Plan only by means of payroll deductions. A Payroll Deduction Authorization Form must be filed with the Company’s stock administrator prior to 4:00 p.m. Pacific Time on the Enrollment Date as of which the payroll deductions are to take effect.

              Amount of Deductions

      A Participant may specify that the person desires to make contributions to the Plan at a rate not less than 1% and not more than 15% of the Compensation paid to the Participant during each pay period in the Offering, or other such minimum or maximum percentages as the Plan Administrator shall establish from time to time; provided, however, that a Participant in any Offering that commenced prior to August 15, 2000 may not specify during that Offering contributions to the Plan of more than 10% of Compensation. Such specification shall apply during any period of continuous participation in the Plan, unless otherwise modified or terminated as provided in this Section IV or as otherwise provided in the Plan. If a payroll deduction cannot be made in whole or in part because the Participant’s pay for the period in question is insufficient to fund the deduction after having first withheld all other amounts deductible from that person’s pay, the amount that was not withheld cannot be made up by the Participant nor will it be withheld from subsequent pay checks.

Commencement of Deductions

      Payroll deductions for a Participant shall commence on the Enrollment Date of the Offering for which that person’s Payroll Deduction Authorization Form is effective and shall continue indefinitely, unless modified or terminated as provided in this Section IV or as otherwise provided in the Plan.

Accounts

      All payroll deductions made for a Participant shall be credited to his or her Account under the Plan. Following each Purchase Date, the Plan Administrator shall promptly deliver a report to each Participant setting forth the aggregate payroll deductions credited to such Participant’s Account since the last Purchase Date and the number of Shares purchased and delivered to the Custodian for deposit into the Participant’s Custodial Account.

Modification of Authorized Deductions

      A Participant may at any time increase or decrease the amount of that person’s payroll deduction effective for all applicable payroll periods, by completing an amended Payroll Deduction Authorization Form and filing it with the Company’s stock administrator in accordance with this Section IV; provided, however, that a Participant in any Offering that commenced prior to August 15, 2000 may not change the amount of that person’s payroll deduction more than three times during that Offering.

      A Participant may at any time discontinue the Participant’s payroll deductions, without withdrawing from the Plan, by completing an amended Payroll Deduction Authorization Form and filing it with the Company’s stock administrator. Previous payroll deductions will then be retained in the Participant’s Account for application to purchase Shares on the next Purchase Date, after which the Participant’s participation in the Offering and in the Plan will terminate unless the participant has timely filed another Payroll Deduction Authorization Form to resume payroll deductions.

      For purposes of the above, an amended Payroll Deduction Authorization form shall be effective for a specific pay period when filed 7 days prior to the last day of such payroll period; provided, however, that for a Participant in any Offering that commenced prior to August 15, 2000 an amended Payroll Deduction Authorization form shall be effective for a specific pay period during that Offering when filed 15 days prior to the last day of such payroll period.

V.     Custody of Shares

Delivery and Custody of Shares

      Shares purchased pursuant to the Plan shall be delivered to and held by the Custodian.

Custodial Account

      As soon as practicable after each Purchase Date, the Company shall deliver to the Custodian the full Shares purchased for each Participant’s Account. The Shares will be held in a Custodial Account specifically established for this purpose. An Employee must open a Custodial Account with the Custodian in order to be eligible to purchase Shares under the Plan. In order to open a Custodial Account, the Participant must complete an ESPP New Account Form and file it with the stock administrator prior to 4:00 p.m. Pacific Time on the Enrollment Date of the Offering as of which the enrollment is to take effect; provided, however, that an ESPP New Account Form that effects a change in the status of the Custodial Account may be filed at any time during participation in the Plan.

Transfer of Shares

      Upon receipt of appropriate instructions from a Participant on forms provided for that purpose, the Custodian will transfer into the Participant’s own name all or part of the Shares held in the Participant’s Custodial Account and deliver such Shares to the Participant.

Statements

      The Custodian will deliver to each Participant a semi-annual statement showing the activity of the Participant’s Custodial Account and the balance as to both Shares and cash. Participants will be furnished such other reports and statements, and at such intervals, as the Custodian and Plan Administrator shall determine from time to time.

VI.     Purchase of Shares

Purchase of Shares

      Subject to the limitations of Section VII, on each Purchase Date in an Offering, the Company shall apply the amount credited to each Participant’s Account to the purchase of as many full Shares that may be purchased with such amount at the price set forth in this Section VI, and shall promptly deliver such Shares to the Custodian for deposit into the Participant’s Custodial Account. Payment for Shares purchased under the Plan will be made only through payroll withholding deductions in accordance with Section IV.

Price

      The price of Shares to be purchased on any Purchase Date shall be the lower of:

(a) Eighty-five percent (85%) of the fair market value of the Shares on the Enrollment Date of the Offering; or

(b) Eighty-five percent (85%) of the fair market value of the Shares on the Purchase Date.

Fair Market Value

      The fair market value of the Shares on any date shall be equal to the closing trade price of such shares on the Valuation Date, as reported on the NASDAQ National Market System or such other quotation system that supersedes it.

Unused Contributions

      Any amount credited to a Participant’s Account and remaining therein immediately after a Purchase Date because it was less than the amount required to purchase a full Share shall be carried forward in such Participant’s Account for application on the next succeeding Purchase Date.

VII.     Termination and Withdrawal

Termination of Employment

      Upon termination of a Participant’s Employment for any reason other than death, the payroll deductions credited to such Participant’s Account shall be returned to the Participant. A Participant shall have no right to accrue Shares upon termination of the person’s Employment.

Termination Upon Death

      Upon termination of the Participant’s Employment because of that person’s death, the payroll deductions credited to that person’s Account shall be used to purchase Shares as provided in Section VI on the next Purchase Date. Any Shares purchased and any remaining balance shall be transferred to the deceased Participant’s Beneficiary, or if none, to that person’s estate.

Designation of Beneficiary

      Each Participant may designate, revoke, and redesignate Beneficiaries. All changes to designation of Beneficiary shall be in writing and will be effective upon delivery to the Plan Administrator.

Withdrawal

      A Participant may withdraw the entire amount credited to that individual’s Account under the Plan and thereby terminate participation in the current Offering at any time by giving written notice to the Company, but in no case may a Participant withdraw accounts within the 15 days immediately preceding a Purchase Date for the Offering. Any amount withdrawn shall be paid to the Participant promptly after receipt of proper notice of withdrawal and no further payroll deductions shall be made from the person’s Compensation unless a Payroll Deduction Authorization Form directing further deductions is or has been submitted.

Status of Custodial Account

      Upon termination of a Participant’s Employment for any reason other than death, the Participant may,

(a) Elect to retain with the Custodian the Shares held in the Participant’s Custodial Account. The Participant will bear the cost of any annual fees resulting from maintaining such an account.

(b) Request issuance of the Shares held in the Participant’s Custodial Account by submitting to the Custodian the appropriate forms provided for that purpose.

      Upon termination of a Participant’s Employment as a result of death, any Shares held by the Custodian for the Participant’s Account shall be transferred to the person(s) entitled thereto under the laws of the state of domicile of the Participant upon a proper showing of authority.

VIII.     Shares Purchased Under the Plan

Source and Limitation of Shares

      The Company has reserved for sale under the Plan [1,750,000] 2,750,000 shares of common stock, subject to adjustment upon changes in capitalization of the Company as provided in Section X. Shares sold under the Plan may be newly issued Shares or Shares reacquired in private transactions or open market purchases, but all Shares sold under the Plan regardless of source shall be counted against the [1,750,000] 2,750,000 Share limitation.

      If there is an insufficient number of Shares to permit the full exercise of all existing rights to purchase Shares, or if the legal obligations of the Company prohibit the issuance of all Shares purchasable upon the full exercise of such rights, the Plan Administrator shall make a pro rata allocation of the Shares remaining available in as nearly a uniform and equitable manner as possible, based pro rata on the aggregate amounts then credited to each Participant’s Account. In such event, payroll deductions to be made shall be reduced accordingly and the Plan Administrator shall give written notice of such reduction to each Participant affected thereby. Any amount remaining in a Participant’s Account immediately after all available Shares have been purchased will be promptly remitted to such Participant. Determination by the Plan Administrator in this regard shall be final, binding and conclusive on all persons. No deductions shall be permitted under the Plan at any time when no Shares are available.

Delivery of Shares

      As promptly as practicable after each Purchase Date, the Company shall deliver to the Custodian the full Shares purchased for each Participant’s Account.

Interest in Shares

      The rights to purchase Shares granted pursuant to this Plan will in all respects be subject to the terms and conditions of the Plan, as interpreted by the Plan Administrator from time to time. The Participant shall have no interest in Shares purchasable under the Plan until payment for the Shares has been completed at the close of business on the relevant Purchase Date. The Plan provides only an unfunded, unsecured promise by the Company to pay money or property in the future. Except with respect to the Shares purchased on a Purchase Date, an Employee choosing to participate in the Plan shall have no greater rights than an unsecured creditor of the Company. After the purchase of Shares, the Participant shall be entitled to all rights of a stockholder of the Company.

IX.     Administration

Plan Administrator

      At the discretion of the Board of Directors, the Plan shall be administered by the Board of Directors or by a Committee appointed by the Board of Directors. Each member of the Committee shall be either a director, an officer or an Employee of the Company. Each member shall serve for a term commencing on a date specified by the Board of Directors and continuing until that person dies, resigns or is removed by the Board of Directors.

Powers

      The Plan Administrator shall be vested with full authority to make, administer and interpret the rules and regulations as it deems necessary to administer the Plan. Any determination, decision or act of the Plan Administrator with respect to any action in connection with the construction, interpretation, administration or application of the Plan shall be final, binding and conclusive upon all Participants and any and all other persons claiming under or through any Participant. The provisions of the Plan shall be construed in a manner consistent with the requirements of Section 423 of the Code.

X.     Changes in Capitalization, Merger, Etc.

Rights of the Company

      The grant of a right to purchase Shares pursuant to this Plan shall not affect in any way the right or power of the Company to make adjustments, reclassifications, reorganizations or other changes in its capital or business structure or to merge, consolidate or dissolve, liquidate or transfer all or any part of its divisions, subsidiaries, business or assets.

Recapitalization

      Subject to any required action by stockholders, the number of Shares covered by the Plan as provided in Section VIII and the price per Share shall be proportionately adjusted for any increase or decrease in the number of issued Shares of the Company resulting from a subdivision or consolidation of Shares or the payment of a stock dividend or any other increase or decrease in the number of such Shares effected without receipt or payment of consideration by the Company.

Consolidation or Merger

      In the event of the consolidation or merger of the Company with or into any other business entity, or sale by the Company of substantially all of its assets, the successor may at its discretion continue the Plan by adopting the same by resolution of its Board of Directors or agreement of its partners or proprietors. If, within 90 days after the effective date of a consolidation, merger, or sale of assets, the successor corporation, partnership or proprietorship does not adopt the Plan, the Plan shall be terminated in accordance with Section XIII.

XI.     Termination of Employment

Leave

      A person’s Employment shall not terminate on account of an authorized leave of absence or sick leave, or on account of a military leave described in this Section XI, or a direct transfer between Employers, provided such leave does not exceed 90 days or, if longer, so long as the person’s right to reemployment is guaranteed by statute or by contract. Failure to return to work upon expiration of any leave of absence or sick leave shall be considered a resignation effective as of the expiration of such leave of absence or sick leave.

Military Leave

      Any Employee who leaves the Employer directly to perform services in the Armed Forces of the United States or in the United States Public Health Service under conditions entitling the Employee to reemployment rights provided by the laws of the United States, shall be on military leave. An Employee’s military leave shall expire if the Employee voluntarily resigns from the Employer during the leave or if that person fails to make an application for reemployment within a period specified by such law for preservation of employment rights. In such event, the individual’s Employment shall terminate by resignation on the day the military leave expires.

XII.     Stockholder Approval and Rulings

      The Plan is expressly made subject to (a) the approval of the Plan within twelve (12) months after the Plan is adopted by the stockholders of the Company and (b) at the Company’s election, to the receipt by the Company from the Internal Revenue Service of a ruling in scope and content satisfactory to counsel to the Company, affirming qualification of the Plan within the meaning of Section 423 of the Code. If the Plan is not so approved by the stockholders within 12 months after the date the Plan is adopted and if, at the election of the Company a ruling from the Internal Revenue Service is sought but not received on or before one year after this Plan’s adoption by the Board of Directors, this Plan shall not come into effect. In that case, the Account of each Participant shall forthwith be paid to the Participant.

XIII.     Miscellaneous Provisions

Amendment and Termination of the Plan

      The Board of Directors of the Company may at any time amend the Plan. Except as otherwise provided herein, no amendment may adversely affect or change any right to purchase Shares without prior approval of the stockholders of the Company if the amendment would:

(i) Permit the sale of more Shares than are authorized under Section VIII;

(ii) Permit the sale of Shares to employees of entities which are not Employers;

(iii) Materially increase the benefits accruing to Participants under the Plan; or

(iv) Materially modify the requirements as to eligibility for participation in the Plan.

      The Plan is intended to be a permanent program, but the Company reserves the right to declare the Plan terminated at any time. Upon such termination, amounts credited to the Accounts of the Participants with respect to whom the Plan has been terminated shall be returned to such Participants.

Non-Transferability

      Neither payroll deductions credited to a Participant’s Account nor any rights with regard to the purchase of Shares under the Plan may be assigned, transferred, pledged or otherwise disposed of in any way by the Participant except as provided in Section VII, and any attempted assignment, transfer, pledge, or other disposition shall be null and void. The Company may treat any such act as an election to withdraw funds in accordance with Section VII. A Participant’s rights to purchase Shares under the Plan are exercisable during the Participant’s lifetime only by the Participant.

Use of Funds

      All payroll deductions received or held by the Company under the Plan may be used by the Company for any corporate purposes and the Company shall not be obligated to segregate the payroll deductions.

Expenses

      All expenses of administering the Plan shall be borne by the Company. The Company will not pay expenses, commissions or taxes incurred in connection with sales of Shares by the Custodian at the request of a Participant. Expenses to be paid by a Participant will be deducted from the proceeds of sale prior to remittance.

Tax Withholding

      Each Participant who has purchased Shares under the Plan shall immediately upon notification of the amount due, if any, pay to the Employer in cash amounts necessary to satisfy any applicable federal, state and local tax withholding determined by the Employer to be required. If the Employer determines that additional withholding is required beyond any amounts deposited at the time of purchase, the Participant shall pay such amount to the Employer on demand. If the Participant fails to pay the amount demanded, the Employer may withhold that amount from other amounts payable by the Employer to the Participant, including salary, subject to applicable law.

No Interest

      No Participant shall be entitled, at any time, to any payment or credit for interest with respect to or on the payroll deductions contemplated herein, or on any other assets held hereunder for the Participant’s Account.

Registration and Qualification of Shares

      The offering of Shares hereunder shall be subject to the effecting by the Company of any registration or qualification of the Shares under any federal or state law or the obtaining of the consent or approval of any governmental regulatory body which the Company shall determine, in its sole discretion, is necessary or desirable as a condition to, or in connection with, the offering or the issue or purchase of the Shares covered thereby. The Company shall make every reasonable effort to effect such registration or qualification or to obtain such consent or approval.

Responsibility and Indemnity

      Neither the Company, its Board of Directors, the Custodian, nor any member, officer, agent or employee of any of them, shall be liable to any Participant under the Plan for any mistake of judgment or for any omission or wrongful act unless resulting from gross negligence, willful misconduct or intentional misfeasance. The Company will indemnify and save harmless its Board of Directors, the Custodian and any such member, officer, agent or employee against any claim, loss, liability or expense arising out of the Plan, except such as may result from the gross negligence, willful misconduct or intentional misfeasance of such entity or person.

Plan Not a Contract of Employment

      The Plan is strictly a voluntary undertaking on the part of the Employer and shall not constitute a contract between the Employer and any Employee, or consideration for or an inducement or a condition of employment of an Employee. Except as otherwise required by law, or any applicable collective bargaining agreement, nothing contained in the Plan shall give any Employee the right to be retained in the service of the Employer or to interfere with or restrict the right of the Employer, which is hereby expressly reserved, to discharge or retire any Employee at any time, with or without cause and with or without notice. Except as otherwise required by law, inclusion under the Plan will not give any Employee any right or claim to any benefit hereunder except to the extent such right has specifically become fixed under the terms of the Plan.

The doctrine of substantial performance shall have no application to any Employee, Participant, or Beneficiary. Each condition and provision, including numerical items, has been carefully considered and constitutes the minimum limit on performance which will give rise to the applicable right.

Service of Process

      The Secretary of the Company is hereby designated agent for service or legal process on the Plan.

Notice

      All notices or other communications by a Participant to the Company under or in connection with the Plan shall be deemed to have been duly given when received by the Plan Administrator. Any notice required by the Plan to be received by the Company prior to an Enrollment Date, payroll period or other specified date, and received by the Plan Administrator subsequent to such date shall be effective on the next occurring Enrollment Date, payroll period or other specified date to which such notice applies.

Governing Law

      The Plan shall be interpreted, administered and enforced in accordance with the Code, and the rights of Participants, former Participants, Beneficiaries and all other persons shall be determined in accordance with it. To the extent state law is applicable, the laws of the State of Oregon shall apply.

References

      Unless the context clearly indicates to the contrary, reference to a Plan provision, statute, regulation or document shall be construed as referring to any subsequently enacted, adopted or executed counterpart.

EXHIBIT A

DEFINITIONS

ACCOUNT	shall mean each separate account maintained for a Participant under the Plan collectively or singly as the context requires. Each Account shall be credited with a Participant’s contributions, and shall be charged for the purchase of Shares. A Participant shall be fully vested in the cash contributions to that person’s Account at all times. The Plan Administrator may create special types of Accounts for administrative reasons, even though the Accounts are not expressly authorized by the Plan.

BENEFICIARY	shall mean a person or entity entitled under Section VII of the Plan to receive Shares purchased by, and any remaining balance in, a Participant’s Account on the Participant’s death.

BOARD OF DIRECTORS	shall mean the Board of Directors of the Company.

CODE	shall mean the Internal Revenue Code of 1986, as amended, or the corresponding provisions of any future tax code.

COMMITTEE	shall mean the Committee appointed by the Board of Directors in accordance with Section IX of the Plan.

COMPENSATION	shall mean the total cash compensation (except as otherwise set forth below), before tax withholding, paid to an Employee in the period in question for services rendered to the Employer by the Employee. Compensation shall include the earnings waived by an Employee pursuant to a salary reduction arrangement under any cash or deferred or cafeteria plan that is maintained by the Employer and that is intended to be qualified under Section 401(k) or 125 of the Code. An Employee’s Compensation shall not include severance pay, hiring or relocation bonuses, or pay in lieu of vacations or sick leave.

COMMON STOCK	shall mean the common stock of the Company.

COMPANY	shall mean RadiSys Corporation, an Oregon Corporation.

CUSTODIAN CUSTODIAL ACCOUNT	shall mean the investment or financial firm appointed by the Plan Administrator to hold all Shares pursuant to the Plan. shall mean the account maintained by the Custodian for a Participant under the Plan.

DISABILITY	shall refer to a mental or physical impairment which is expected to result in death or which has lasted or is expected to last for a continuous period of twelve (12) months or more and which causes the Employee to be unable, in the opinion of the Company and two independent physicians, to perform his or her duties as an Employee of the Company. Disability shall be deemed to have occurred on the first day after the Company and two independent physicians have furnished their opinion of Disability to the Plan Administrator.

EMPLOYEE	shall mean an individual who renders services to the Employer pursuant to an employment relationship with such Employer. A person rendering services to an Employer purportedly as an independent consultant or contractor shall not be an Employee for purposes of the Plan.

EMPLOYER	shall mean, collectively, the Company and its Subsidiaries or any successor entity that continues the Plan. All Employees of entities which constitute the Employer shall be treated as employed by a single company for all purposes of the Plan.

EMPLOYMENT	shall mean the period during which an individual is an Employee. Employment shall commence on the day the individual first performs services for the Employer as an Employee and shall terminate on the day such services cease, except as determined under Section XI.

ENROLLMENT DATE	shall mean the first day of each Offering.

ESPP NEW ACCOUNT FORM	shall mean the form provided by the Company on which a Participant shall elect to open an Account with the Custodian and authorize delivery to the Custodian of all Shares issued for the Participant’s Account.

OFFERING	until August 15, 2000 shall mean any one of the separate overlapping eighteen (18) month periods commencing on February 15 and August 15 of each calendar year under the Plan other than calendar year 1999; in calendar year 1999, the first Offering shall be a period commencing on June 12, 1999 and ending on August 15, 2000, and the second Offering shall be the eighteen (18) month period commencing on August 15, 1999. Beginning with the Offering that commences on August 15, 2000, Offering shall mean any one of the separate overlapping eighteen (18) month periods commencing on February 15, May 15, August 15 and November 15 of each calendar year under the Plan.

PARTICIPANT	shall mean any Employee who is participating in any Offering under the Plan pursuant to Section III.

PAYROLL DEDUCTION AUTHORIZATION FORM	shall mean the form provided by the Company on which a Participant shall elect to participate in the Plan and the Offering under the Plan and designate the percentage of that individual’s Compensation to be contributed to that individual’s Account through payroll deductions.

PLAN	shall mean this document.

PLAN ADMINISTRATOR	shall mean the Board of Directors or the Committee, whichever shall be administering the Plan from time to time in the discretion of the Board of Directors, as described in Section IX.

PURCHASE DATE	until August 15, 2000 shall mean the last day of the sixth, twelfth and eighteenth one-month periods of the Offering, except for the Offering beginning on June 12, 1999, in which Offering the Purchase Dates shall be August 14, 1999, February 14, 2000 and August 14, 2000. Beginning on August 15, 2000, for all then pending Offerings and any Offerings commenced on or after that date, Purchase Date shall mean the last day of the third, sixth, ninth, twelfth, fifteenth and eighteenth one- month periods of each Offering. Accordingly, since after August 15, 2000 the Enrollment Dates occur on February 15, May 15, August 15 and November 15 of each year, Purchase Dates shall occur on February 14, May 14, August 14 and November 14 of each year beginning with November 14, 2000.

RETIREMENT	shall mean a Participant’s termination of Employment on or after attaining the age of 65 or after the Plan Administrator has determined that the individual has suffered a Disability.

SHARE	shall mean one share of Common Stock.

SUBSIDIARIES	shall mean any corporation in which at least eighty percent (80%) or more of the total combined voting power of all classes of stock are owned directly or indirectly by RadiSys Corporation.

VALUATION DATE	shall mean the date upon which the fair market value of Shares is to be determined for purposes of setting the price of Shares under Section VI (that is, the Enrollment Date or the applicable Purchase Date). If the Enrollment Date or the Purchase Date is not a date on which the fair market value may be determined in accordance with Section VI, the Valuation Date shall be the first day prior to the Enrollment Date or the Purchase Date, as applicable, for which such fair market value may be determined.

VESTED	shall mean non-forfeitable.

Initial Adoption:	December 5, 1995
Last Amended:	May 13, 2003 (shareholders approved increase in shares in Article VIII to 2,750,000)

May 15, 2001 (shareholders approved increase in shares in Article VIII to 1,750,000)

June 6, 2000 (board approved revisions to Articles III, IV, and V and to the definitions of Employee, Offering and Purchase Date in Exhibit A)

May 16, 2000 (shareholders approved increase in shares in Article VIII to 1,250,000)

APPENDIX C

Text of Proposed Amendment to the Company’s 1995 Stock Incentive Plan and the Company’s 2001 Nonqualified Stock Option Plan

      The Company’s 1995 Stock Incentive Plan and the Company’s 2001 Nonqualified Stock Option Plan are each hereby amended to permit a one-time exchange offer to be commenced in the discretion of the Compensation Committee pursuant to which Employees granted Options pursuant to this Plan with an exercise price greater than $15.00 per share shall be given the one-time opportunity to elect to cancel such unexercised Options (the “Cancelled Options”), in exchange for the grant of replacement Options to purchase shares of the Company’s common stock (the “Replacement Options”).

      The exchange ratios for shares covered by the Cancelled Options shall be as follows, assuming a fair market value of the Company’s common stock of $5.00, $7.00, $9.00, $11.00, $13.00 or $15.00 per share. If the exchange ratio for an option is denoted as “N/ A,” such option will not be eligible for the exchange program because of a significant increase in the fair market value of our common stock. If the actual current stock price is between the current stock prices listed in the table below, the final exchange ratios will be determined by interpolating between these prices and rounding to the nearest .01 of a share.

Exchange Ratios for a Current Stock Price of Tier

Current Exercise Price	$5.00/Share	$7.00/Share	$9.00/Share	$11.00/Share	$13.00/Share	$15.00/Share

1 $15.00-19.99	2.25 to 1	1.80 to 1	1.50 to 1	1.40 to 1	1.25 to 1	N/A
2 $20.00-34.99	3.00 to 1	2.35 to 1	2.00 to 1	1.75 to 1	1.50 to 1	1.40 to 1
3 $35.00 or higher	5.25 to 1	3.75 to 1	3.00 to 1	2.55 to 1	2.25 to 1	2.00 to 1

      If the actual current stock price is below $5.00 per share, the exchange ratios will be increased appropriately using the same valuation methodology described above. If the actual current stock price is above $15.00 per share, the exchange ratios will be decreased appropriately using the same valuation methodology described above.

      Under the exchange program, eligible employees may make a one-time election to cancel all eligible grants of stock options that have an exercise price higher than $15.00 and exchange them for new options in accordance with the exchange ratios set out above. Participation in the exchange program is voluntary. To participate in the exchange program, however, an employee must elect to cancel all of his or her eligible options. In other words, an employee may not elect to exchange some of his or her current options that are eligible for the exchange program and retain others.

      Replacement Options will be non-qualified options under U.S. tax laws, regardless of whether the Cancelled Options are incentive stock options. Replacement Options shall be granted no less than six months and one day following the cancellation of the Cancelled Options, at a per Share exercise price equal to 100% of the Fair Market Value per Share on the Grant Date, and shall be granted to those who elected to participate, subject to continued employment with the Company. Except in certain countries outside of the United States as determined by the Compensation Committee in its sole discretion, each Replacement Option shall have a term equal to seven years from the date of grant. Except in certain countries outside of the United States as determined by the Compensation Committee in its sole discretion, the Replacement Options will not be exercisable for six months after the date of the grant, after which the options will be exercisable for one-third of the total option shares, and become exercisable in monthly increments equal to 1/36th of the total option shares, cumulatively, each month thereafter, becoming fully exercisable two and one-half years after the date of the grant. This means that all Replacement Options would be completely unvested at the time of the new grant, regardless of whether the Cancelled Options were partially or wholly vested. Notwithstanding the foregoing, the Company’s Directors, vice-presidents, executive officers and non-U.S. Participants as determined in the sole discretion of the Compensation Committee shall not participate in this exchange offer, and this exchange offer will be structured so that the Company avoids incurring compensation charges for financial accounting purposes.

C-1

APPENDIX D

RADISYS CORPORATION

1995 STOCK INCENTIVE PLAN

(As Amended Through May 16, 2000)

      1.     Purpose. The purpose of this Stock Incentive Plan (the “Plan”) is to enable RadiSys Corporation (the “Company”) to attract and retain the services of (1) selected employees, officers and directors of the Company or of any subsidiary of the Company and (2) selected nonemployee agents, consultants, advisors, persons involved in the sale or distribution of the Company’s products and independent contractors of the Company or any subsidiary.

      2.     Shares Subject to the Plan. Subject to adjustment as provided below and in paragraph 13, the shares to be offered under the Plan shall consist of Common Stock of the Company, and the total number of shares of Common Stock that may be issued under the Plan shall not exceed 5,425,000(1) shares. The shares issued under the Plan may be authorized and unissued shares or reacquired shares. If an option, stock appreciation right or performance unit granted under the Plan expires, terminates or is canceled, the unissued shares subject to such option, stock appreciation right or performance unit shall again be available under the Plan. If shares sold or awarded as a bonus under the Plan are forfeited to the Company or repurchased by the Company, the number of shares forfeited or repurchased shall again be available under the Plan.

      3.     Effective Date and Duration of Plan.

      (a) Effective Date. The Plan shall become effective as of August 7, 1995. No option, stock appreciation right or performance unit granted under the Plan to an officer who is subject to Section 16(b) of the Securities Exchange Act of 1934, as amended (an “Officer”) or a director, and no incentive stock option, shall become exercisable, however, until the Plan is approved by the affirmative vote of the holders of a majority of the shares of Common Stock represented at a shareholders meeting at which a quorum is present and any such awards under the Plan prior to such approval shall be conditioned on and subject to such approval. Subject to this limitation, options, stock appreciation rights and performance units may be granted and shares may be awarded as bonuses or sold under the Plan at any time after the effective date and before termination of the Plan.

      (b) Duration. The Plan shall continue in effect until all shares available for issuance under the Plan have been issued and all restrictions on such shares have lapsed. The Board of Directors may suspend or terminate the Plan at any time except with respect to options, performance units and shares subject to restrictions then outstanding under the Plan. Termination shall not affect any outstanding options, any right of the Company to repurchase shares or the forfeitability of shares issued under the Plan.

      4.     Administration.

      (a) Board of Directors. The Plan shall be administered by the Board of Directors of the Company, which shall determine and designate from time to time the individuals to whom awards shall be made, the amount of the awards and the other terms and conditions of the awards. Subject to the provisions of the Plan, the Board of Directors may from time to time adopt and amend rules and regulations relating to administration of the Plan, advance the lapse of any waiting period, accelerate any exercise date, waive or modify any restriction applicable to shares (except those restrictions imposed by law) and make all other determinations in the judgment of the Board of Directors necessary or desirable for the administration of the Plan. The interpretation and construction of the provisions of the Plan and related agreements by the Board of Directors shall be final and conclusive. The Board of Directors may correct any defect or supply any omission

      (1) Adjusted to reflect a 3-for-2 stock split of the shares of Common Stock, without par value, of the Company, effected in the form of a 50% share dividend in accordance with ORS 60.154, declared by the Board of Directors on October 19, 1999, and paid on November 29, 1999 to shareholders of record at the close of business on November 8, 1999.

or reconcile any inconsistency in the Plan or in any related agreement in the manner and to the extent it shall deem expedient to carry the Plan into effect, and it shall be the sole and final judge of such expediency.

      (b) Committee. The Board of Directors may delegate to a committee of the Board of Directors or specified officers of the Company, or both (the “Committee”) any or all authority for administration of the Plan. If authority is delegated to a Committee, all references to the Board of Directors in the Plan shall mean and relate to the Committee except (i) as otherwise provided by the Board of Directors, (ii) that only the Board of Directors may amend or terminate the Plan as provided in paragraphs 3 and 15 and (iii) that a Committee including officers of the Company shall not be permitted to grant options to persons who are officers of the Company. If awards are to be made under the Plan to Officers or directors, authority for selection of Officers and directors for participation and decisions concerning the timing, pricing and amount of a grant or award, if not determined under a formula meeting the requirements of Rule 16b-3 under the Securities Exchange Act of 1934, as amended, shall be delegated to a committee consisting of two or more disinterested directors.

      5. Types of Awards; Eligibility. The Board of Directors may, from time to time, take the following action, separately or in combination, under the Plan: (i) grant Incentive Stock Options, as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”), as provided in paragraphs 6(a) and 6(b); (ii) grant options other than Incentive Stock Options (“Non-Statutory Stock Options”) as provided in paragraphs 6(a) and 6(c); (iii) award stock bonuses as provided in paragraph 7; (iv) sell shares subject to restrictions as provided in paragraph 8; (v) grant stock appreciation rights as provided in paragraph 9; (vi) grant cash bonus rights as provided in paragraph 10; (vii) grant performance units as provided in paragraph 11 and (viii) grant foreign qualified awards as provided in paragraph 12. Any such awards may be made to employees, including employees who are officers or directors, and to other individuals described in paragraph 1 who the Board of Directors believes have made or will make an important contribution to the Company or any subsidiary of the Company; provided, however, that only employees of the Company or any subsidiary shall be eligible to receive Incentive Stock Options under the Plan. The Board of Directors shall select the individuals to whom awards shall be made and shall specify the action taken with respect to each individual to whom an award is made. At the discretion of the Board of Directors, an individual may be given an election to surrender an award in exchange for the grant of a new award; provided, however, that, notwithstanding anything to the contrary contained herein, in no event shall any option or stock appreciation right granted under the Plan be repriced, replaced or regranted through the cancellation and reissuance thereof at a lower exercise price, or by lowering the exercise price of a previously granted option or stock appreciation right, without the prior approval of the shareholders of the Company. No employee may be granted options or stock appreciation rights under the Plan for more than an aggregate of 450,000 shares of Common Stock in connection with the hiring of the employee or 100,000 shares of Common Stock in any calendar year otherwise.

      6.     Option Grants.

      (a) General Rules Relating to Options.

(i) Terms of Grant. The Board of Directors may grant options under the Plan. With respect to each option grant, the Board of Directors shall determine the number of shares subject to the option, the option price, the period of the option, the time or times at which the option may be exercised and whether the option is an Incentive Stock Option or a Non-Statutory Stock Option. At the time of the grant of an option or at any time thereafter, the Board of Directors may provide that an optionee who exercised an option with Common Stock of the Company shall automatically receive a new option to purchase additional shares equal to the number of shares surrendered and may specify the terms and conditions of such new options.

(ii) Exercise of Options. Except as provided in paragraph 6(a)(iv) or as determined by the Board of Directors, no option granted under the Plan may be exercised unless at the time of such exercise the optionee is employed by or in the service of the Company or any subsidiary of the Company and shall have been so employed or provided such service continuously since the date such option was granted. Absence on leave or on account of illness or disability under rules established by the Board of Directors shall not, however, be deemed an interruption of employment or service for this purpose. Unless otherwise determined by the Board of Directors, vesting of options shall not continue during an absence on leave (including an extended illness) or on account of disability. Except as provided in paragraphs 6(a)(iv) and 13, options granted under the Plan may be exercised from time to time over the period stated in each option in such amounts and at such times as shall be prescribed by the Board of Directors, provided that options shall not be exercised for fractional shares. Unless otherwise determined by the Board of Directors, if the optionee does not exercise an option in any one year with respect to the full number of shares to which the optionee is entitled in that year, the optionee’s rights shall be cumulative and the optionee may purchase those shares in any subsequent year during the term of the option. Unless otherwise determined by the Board of Directors, if an Officer exercises an option within six months of the grant of the option, the shares acquired upon exercise of the option may not be sold until six months after the date of grant of the option.

(iii) Nontransferability. Each Incentive Stock Option and, unless otherwise determined by the Board of Directors with respect to an option granted to a person who is neither an Officer nor a director of the Company, each other option granted under the Plan by its terms shall be nonassignable and nontransferable by the optionee, either voluntarily or by operation of law, except by will or by the laws of descent and distribution of the state or country of the optionee’s domicile at the time of death, and shall be exercisable during the optionee’s lifetime only by the optionee.

(iv) Termination of Employment or Service.

(A) General Rule. Unless otherwise determined by the Board of Directors, in the event the employment or service of the optionee with the Company or a subsidiary terminates for any reason other than because of physical disability or death as provided in subparagraphs 6(a)(iv)(B) and (C), the option may be exercised at any time prior to the expiration date of the option or the expiration of 30 days after the date of such termination, whichever is the shorter period, but only if and to the extent the optionee was entitled to exercise the option at the date of such termination.

(B) Termination Because of Total Disability. Unless otherwise determined by the Board of Directors, in the event of the termination of employment or service because of total disability, the option may be exercised at any time prior to the expiration date of the option or the expiration of 12 months after the date of such termination, whichever is the shorter period, but only if and to the extent the optionee was entitled to exercise the option at the date of such termination. The term “total disability” means a medically determinable mental or physical impairment which is expected to result in death or which has lasted or is expected to last for a continuous period of 12 months or more and which causes the optionee to be unable, in the opinion of the Company and two independent physicians, to perform his or her duties as an employee, director, officer or consultant of the Company and to be engaged in any substantial gainful activity. Total disability shall be deemed to have occurred on the first day after the Company and the two independent physicians have furnished their opinion of total disability to the Company.

(C) Termination Because of Death. Unless otherwise determined by the Board of Directors, in the event of the death of an optionee while employed by or providing service to the Company or a subsidiary, the option may be exercised at any time prior to the expiration date of the option or the expiration of 12 months after the date of death, whichever is the shorter period, but only if and to the extent the optionee was entitled to exercise the option at the date of death and only by the person or persons to whom such optionee’s rights under the option shall pass by the optionee’s will or by the laws of descent and distribution of the state or country of domicile at the time of death.

(D) Amendment of Exercise Period Applicable To Termination. The Board of Directors, at the time of grant or, with respect to an option that is not an Incentive Stock Option, at any time thereafter, may extend the 30-day and 12-month exercise periods any length of time not longer than the original expiration date of the option, and may increase the portion of an option that is exercisable, subject to such terms and conditions as the Board of Directors may determine.

(E) Failure to Exercise Option. To the extent that the option of any deceased optionee or of any optionee whose employment or service terminates is not exercised within the applicable period, all further rights to purchase shares pursuant to such option shall cease and terminate.

(v) Purchase of Shares. Unless the Board of Directors determines otherwise, shares may be acquired pursuant to an option granted under the Plan only upon receipt by the Company of notice in writing from the optionee of the optionee’s intention to exercise, specifying the number of shares as to which the optionee desires to exercise the option and the date on which the optionee desires to complete the transaction, and if required in order to comply with the Securities Act of 1933, as amended, containing a representation that it is the optionee’s present intention to acquire the shares for investment and not with a view to distribution. Unless the Board of Directors determines otherwise, on or before the date specified for completion of the purchase of shares pursuant to an option, the optionee must have paid the Company the full purchase price of such shares in cash (including, with the consent of the Board of Directors, cash that may be the proceeds of a loan from the Company (provided that, with respect to an Incentive Stock Option, such loan is approved at the time of option grant)) or, with the consent of the Board of Directors (which, in the case of an Incentive Stock Option, shall be given only at the time of option grant), in whole or in part, in Common Stock of the Company valued at fair market value(2), restricted stock, performance units or other contingent awards denominated in either stock or cash, promissory notes and other forms of consideration. The fair market value of Common Stock provided in payment of the purchase price shall be determined by the Board of Directors. If the Common Stock of the Company is not publicly traded on the date the option is exercised, the Board of Directors may consider any valuation methods it deems appropriate and may, but is not required to, obtain one or more independent appraisals of the Company. If the Common Stock of the Company is publicly traded on the date the option is exercised, the fair market value of Common Stock provided in payment of the purchase price shall be the closing price of the Common Stock as reported in THE WALL STREET JOURNAL on the last trading day preceding the date the option is exercised, or such other reported value of the Common Stock as shall be specified by the Board of Directors. No shares shall be issued until full payment for the shares has been made. With the consent of the Board of Directors (which, in the case of an Incentive Stock Option, shall be given only at the time of option grant), an optionee may request the Company to apply automatically the shares to be received upon the exercise of a portion of a stock option (even though stock certificates have not yet been issued) to satisfy the purchase price for additional portions of the option. Each optionee who has exercised an option shall immediately upon notification of the amount due, if any, pay to the Company in cash amounts necessary to satisfy any applicable federal, state and local tax withholding requirements. If additional withholding is or becomes required beyond any amount deposited before delivery of the certificates, the optionee shall pay such amount to the Company on demand. If the optionee fails to pay the amount demanded, the Company may withhold that amount from other amounts payable by the Company to the optionee, including salary, subject to applicable law. With the consent of the Board of Directors (which in the case of an Incentive Stock Option, shall be given only at the time of option grant), an optionee may satisfy this obligation, in whole or in part, by having the Company withhold from the shares to be issued upon the exercise that number of shares that would satisfy the withholding amount due or by delivering to the Company Common Stock to satisfy the withholding amount. Upon the exercise of an option, the number of shares reserved for issuance under the Plan shall be reduced by the number of shares issued upon exercise of the option.

      (b) Incentive Stock Options. Incentive Stock Options shall be subject to the following additional terms and conditions:

(i) Limitation On Amount Of Grants. No employee may be granted Incentive Stock Options under the Plan if the aggregate fair market value, on the date of grant, of the Common Stock with respect to which Incentive Stock Options are exercisable for the first time by that employee during any calendar

      (2) The Board of Directors has consented to the use of Common Stock in payment of the purchase price, at a fair market value equal to the closing price of the Common Stock as reported in THE WALL STREET JOURNAL on the last trading day preceding the date the option is exercised.

year under the Plan and under all incentive stock option plans (within the meaning of Section 422 of the Code) of the Company or any parent or subsidiary of the Company exceeds $100,000.

(ii) Limitations on Grants to 10 Percent Shareholders. An Incentive Stock Option may be granted under the Plan to an employee possessing more than 10 percent of the total combined voting power of all classes of stock of the Company or of any parent or subsidiary of the Company only if the option price is at least 110 percent of the fair market value, as described in paragraph 6(b)(iv), of the Common Stock subject to the option on the date it is granted and the option by its terms is not exercisable after the expiration of five years from the date it is granted.

(iii) Duration of Options. Subject to paragraphs 6(a)(ii) and 6(b)(ii), Incentive Stock Options granted under the Plan shall continue in effect for the period fixed by the Board of Directors, except that no Incentive Stock Option shall be exercisable after the expiration of 10 years from the date it is granted.

(iv) Option Price. The option price per share shall be determined by the Board of Directors at the time of grant. Except as provided in paragraph 6(b)(ii), the option price shall not be less than 100 percent of the fair market value of the Common Stock covered by the Incentive Stock Option at the date the option is granted. The fair market value shall be determined by the Board of Directors. If the Common Stock of the Company is not publicly traded on the date the option is granted, the Board of Directors may consider any valuation methods it deems appropriate and may, but is not required to, obtain one or more independent appraisals of the Company. If the Common Stock of the Company is publicly traded on the date the option is exercised, the fair market value shall be deemed to be the closing price of the Common Stock as reported in THE WALL STREET JOURNAL on the day preceding the date the option is granted, or, if there has been no sale on that date, on the last preceding date on which a sale occurred or such other value of the Common Stock as shall be specified by the Board of Directors.

(v) Limitation on Time of Grant. No Incentive Stock Option shall be granted on or after the tenth anniversary of the effective date of the Plan.

(vi) Conversion of Incentive Stock Options. The Board of Directors may at any time without the consent of the optionee convert an Incentive Stock Option to a Non-Statutory Stock Option.

      (c) Non-Statutory Stock Options. Non-Statutory Stock Options shall be subject to the following terms and conditions in addition to those set forth in paragraph 6(a) above:

(i) Option Price. The option price for Non-Statutory Stock Options shall be determined by the Board of Directors at the time of grant and may be any amount determined by the Board of Directors.

(ii) Duration of Options. Non-Statutory Stock Options granted under the Plan shall continue in effect for the period fixed by the Board of Directors.

      7.     Stock Bonuses. The Board of Directors may award shares under the Plan as stock bonuses. Shares awarded as a bonus shall be subject to the terms, conditions, and restrictions determined by the Board of Directors. The restrictions may include restrictions concerning transferability and forfeiture of the shares awarded, together with such other restrictions as may be determined by the Board of Directors. If shares are subject to forfeiture, all dividends or other distributions paid by the Company with respect to the shares shall be retained by the Company until the shares are no longer subject to forfeiture, at which time all accumulated amounts shall be paid to the recipient. The Board of Directors may require the recipient to sign an agreement as a condition of the award, but may not require the recipient to pay any monetary consideration other than amounts necessary to satisfy tax withholding requirements. The agreement may contain any terms, conditions, restrictions, representations and warranties required by the Board of Directors. The certificates representing the shares awarded shall bear any legends required by the Board of Directors. Unless otherwise determined by the Board of Directors, shares awarded as a stock bonus to an Officer may not be sold until six months after the date of the award. The Company may require any recipient of a stock bonus to pay to the Company in cash upon demand amounts necessary to satisfy any applicable federal, state or local tax withholding requirements.

If the recipient fails to pay the amount demanded, the Company may withhold that amount from other amounts payable by the Company to the recipient, including salary or fees for services, subject to applicable law. With the consent of the Board of Directors, a recipient may deliver Common Stock to the Company to satisfy this withholding obligation. Upon the issuance of a stock bonus, the number of shares reserved for issuance under the Plan shall be reduced by the number of shares issued.

      8.     Restricted Stock. The Board of Directors may issue shares under the Plan for such consideration (including promissory notes and services) as determined by the Board of Directors. Shares issued under the Plan shall be subject to the terms, conditions and restrictions determined by the Board of Directors. The restrictions may include restrictions concerning transferability, repurchase by the Company and forfeiture of the shares issued, together with such other restrictions as may be determined by the Board of Directors. If shares are subject to forfeiture or repurchase by the Company, all dividends or other distributions paid by the Company with respect to the shares shall be retained by the Company until the shares are no longer subject to forfeiture or repurchase, at which time all accumulated amounts shall be paid to the recipient. All Common Stock issued pursuant to this paragraph 8 shall be subject to a purchase agreement, which shall be executed by the Company and the prospective recipient of the shares prior to the delivery of certificates representing such shares to the recipient. The purchase agreement may contain any terms, conditions, restrictions, representations and warranties required by the Board of Directors. The certificates representing the shares shall bear any legends required by the Board of Directors. Unless otherwise determined by the Board of Directors, shares issued under this paragraph 8 to an Officer may not be sold until six months after the shares are issued. The Company may require any purchaser of restricted stock to pay to the Company in cash upon demand amounts necessary to satisfy any applicable federal, state or local tax withholding requirements. If the purchaser fails to pay the amount demanded, the Company may withhold that amount from other amounts payable by the Company to the purchaser, including salary, subject to applicable law. With the consent of the Board of Directors, a purchaser may deliver Common Stock to the Company to satisfy this withholding obligation. Upon the issuance of restricted stock, the number of shares reserved for issuance under the Plan shall be reduced by the number of shares issued.

      9.     Stock Appreciation Rights.

      (a) Grant. Stock appreciation rights may be granted under the Plan by the Board of Directors, subject to such rules, terms, and conditions as the Board of Directors prescribes.

      (b) Exercise.

(i) Each stock appreciation right shall entitle the holder, upon exercise, to receive from the Company in exchange therefor an amount equal in value to the excess of the fair market value on the date of exercise of one share of Common Stock of the Company over its fair market value on the date of grant (or, in the case of a stock appreciation right granted in connection with an option, the excess of the fair market value of one share of Common Stock of the Company over the option price per share under the option to which the stock appreciation right relates), multiplied by the number of shares covered by the stock appreciation right or the option, or portion thereof, that is surrendered. No stock appreciation right shall be exercisable at a time that the amount determined under this subparagraph is negative. Payment by the Company upon exercise of a stock appreciation right may be made in Common Stock valued at fair market value, in cash, or partly in Common Stock and partly in cash, all as determined by the Board of Directors.

(ii) A stock appreciation right shall be exercisable only at the time or times established by the Board of Directors. If a stock appreciation right is granted in connection with an option, the following rules shall apply: (1) the stock appreciation right shall be exercisable only to the extent and on the same conditions that the related option could be exercised; (2) the stock appreciation rights shall be exercisable only when the fair market value of the stock exceeds the option price of the related option; (3) the stock appreciation right shall be for no more than 100 percent of the excess of the fair market value of the stock at the time of exercise over the option price; (4) upon exercise of the stock appreciation right, the option or portion thereof to which the stock appreciation right relates terminates; and (5) upon exercise of the option, the related stock appreciation right or portion thereof terminates. Unless otherwise determined by the Board of Directors, no stock appreciation right granted to an Officer or director may be exercised during the first six months following the date it is granted.

(iii) The Board of Directors may withdraw any stock appreciation right granted under the Plan at any time and may impose any conditions upon the exercise of a stock appreciation right or adopt rules and regulations from time to time affecting the rights of holders of stock appreciation rights. Such rules and regulations may govern the right to exercise stock appreciation rights granted prior to adoption or amendment of such rules and regulations as well as stock appreciation rights granted thereafter.

(iv) For purposes of this paragraph 9, the fair market value of the Common Stock shall be determined as of the date the stock appreciation right is exercised, under the methods set forth in paragraph 6(b)(iv).

(v) No fractional shares shall be issued upon exercise of a stock appreciation right. In lieu thereof, cash may be paid in an amount equal to the value of the fraction or, if the Board of Directors shall determine, the number of shares may be rounded downward to the next whole share.

(vi) Each stock appreciation right granted in connection with an Incentive Stock Option, and unless otherwise determined by the Board of Directors with respect to a stock appreciation right granted to a person who is neither an Officer nor a director of the Company, each other stock appreciation right granted under the Plan by its terms shall be nonassignable and nontransferable by the holder, either voluntarily or by operation of law, except by will or by the laws of descent and distribution of the state or country of the holder’s domicile at the time of death, and each stock appreciation right by its terms shall be exercisable during the holder’s lifetime only by the holder.

(vii) Each participant who has exercised a stock appreciation right shall, upon notification of the amount due, pay to the Company in cash amounts necessary to satisfy any applicable federal, state and local tax withholding requirements. If the participant fails to pay the amount demanded, the Company may withhold that amount from other amounts payable by the Company to the participant including salary, subject to applicable law. With the consent of the Board of Directors a participant may satisfy this obligation, in whole or in part, by having the Company withhold from any shares to be issued upon the exercise that number of shares that would satisfy the withholding amount due or by delivering Common Stock to the Company to satisfy the withholding amount.

(viii) Upon the exercise of a stock appreciation right for shares, the number of shares reserved for issuance under the Plan shall be reduced by the number of shares issued. Cash payments of stock appreciation rights shall not reduce the number of shares of Common Stock reserved for issuance under the Plan.

      10.     Cash Bonus Rights.

      (a) Grant. The Board of Directors may grant cash bonus rights under the Plan in connection with (i) options granted or previously granted, (ii) stock appreciation rights granted or previously granted, (iii) stock bonuses awarded or previously awarded and (iv) shares sold or previously sold under the Plan. Cash bonus rights will be subject to rules, terms and conditions as the Board of Directors may prescribe. Unless otherwise determined by the Board of Directors with respect to a cash bonus right granted to a person who is neither an Officer nor a director of the Company, each cash bonus right granted under the Plan by its terms shall be nonassignable and nontransferable by the holder, either voluntarily or by operation of law, except by will or by the laws of descent and distribution of the state or country of the holder’s domicile at the time of death. The payment of a cash bonus shall not reduce the number of shares of Common Stock reserved for issuance under the Plan.

      (b) Cash Bonus Rights in Connection with Options. A cash bonus right granted in connection with an option will entitle an optionee to a cash bonus when the related option is exercised (or terminates in connection with the exercise of a stock appreciation right related to the option) in whole or in part if, in the sole discretion of the Board of Directors, the bonus right will result in a tax deduction that the Company has sufficient taxable income to use. If an optionee purchases shares upon exercise of an option and does not exercise a related stock appreciation right, the amount of the bonus, if any, shall be determined by multiplying the excess of the total fair market value of the shares to be acquired upon the exercise over the total option price for the shares by the applicable bonus percentage. If the optionee exercises a related stock appreciation right in connection with the termination of an option, the amount of the bonus, if any, shall be determined by multiplying the total fair market value of the shares and cash received pursuant to the exercise of the stock appreciation right by the applicable bonus percentage. The bonus percentage applicable to a bonus right, including a previously granted bonus right, may be changed from time to time at the sole discretion of the Board of Directors but shall in no event exceed 75 percent.

      (c) Cash Bonus Rights in Connection with Stock Bonus. A cash bonus right granted in connection with a stock bonus will entitle the recipient to a cash bonus payable when the stock bonus is awarded or restrictions, if any, to which the stock is subject lapse. If bonus stock awarded is subject to restrictions and is repurchased by the Company or forfeited by the holder, the cash bonus right granted in connection with the stock bonus shall terminate and may not be exercised. The amount and timing of payment of a cash bonus shall be determined by the Board of Directors.

      (d) Cash Bonus Rights in Connection with Stock Purchases. A cash bonus right granted in connection with the purchase of stock pursuant to paragraph 8 will entitle the recipient to a cash bonus when the shares are purchased or restrictions, if any, to which the stock is subject lapse. Any cash bonus right granted in connection with shares purchased pursuant to paragraph 8 shall terminate and may not be exercised in the event the shares are repurchased by the Company or forfeited by the holder pursuant to applicable restrictions. The amount of any cash bonus to be awarded and timing of payment of a cash bonus shall be determined by the Board of Directors.

      (e) Taxes. The Company shall withhold from any cash bonus paid pursuant to paragraph 10 the amount necessary to satisfy any applicable federal, state and local withholding requirements.

      11.     Performance Units. The Board of Directors may grant performance units consisting of monetary units which may be earned in whole or in part if the Company achieves certain goals established by the Board of Directors over a designated period of time, but not in any event more than 10 years. The goals established by the Board of Directors may include earnings per share, return on shareholders’ equity, return on invested capital, and such other goals as may be established by the Board of Directors. In the event that the minimum performance goal established by the Board of Directors is not achieved at the conclusion of a period, no payment shall be made to the participants. In the event the maximum corporate goal is achieved, 100 percent of the monetary value of the performance units shall be paid to or vested in the participants. Partial achievement of the maximum goal may result in a payment or vesting corresponding to the degree of achievement as determined by the Board of Directors. Payment of an award earned may be in cash or in Common Stock or in a combination of both, and may be made when earned, or vested and deferred, as the Board of Directors determines. Deferred awards shall earn interest on the terms and at a rate determined by the Board of Directors. Unless otherwise determined by the Board of Directors with respect to a performance unit granted to a person who is neither an Officer nor a director of the Company, each performance unit granted under the Plan by its terms shall be nonassignable and nontransferable by the holder, either voluntarily or by operation of law, except by will or by the laws of descent and distribution of the state or country of the holder’s domicile at the time of death. Each participant who has been awarded a performance unit shall, upon notification of the amount due, pay to the Company in cash amounts necessary to satisfy any applicable federal, state and local tax withholding requirements. If the participant fails to pay the amount demanded, the Company may withhold that amount from other amounts payable by the Company to the participant, including salary or fees for services, subject to applicable law. With the consent of the Board of Directors a participant may satisfy this obligation, in whole or in part, by having the Company withhold from any shares to be issued that number of shares that would satisfy the withholding amount due or by delivering Common Stock to the Company to satisfy the withholding amount. The payment of a performance unit in cash shall not reduce the number of shares of Common Stock reserved for issuance under the Plan. The number of shares reserved for issuance under the Plan shall be reduced by the number of shares issued upon payment of an award.

      12.     Foreign Qualified Grants. Awards under the Plan may be granted to such officers and employees of the Company and its subsidiaries and such other persons described in paragraph 1 residing in foreign jurisdictions as the Board of Directors may determine from time to time. The Board of Directors may adopt such supplements to the Plan as may be necessary to comply with the applicable laws of such foreign jurisdictions and to afford participants favorable treatment under such laws; provided, however, that no award shall be granted under any such supplement with terms which are more beneficial to the participants than the terms permitted by the Plan.

      13.     Changes in Capital Structure.

      (a) Stock Splits; Stock Dividends. If the outstanding Common Stock of the Company is hereafter increased or decreased or changed into or exchanged for a different number or kind of shares or other securities of the Company by reason of any stock split, combination of shares or dividend payable in shares, recapitalization or reclassification appropriate adjustment shall be made by the Board of Directors in the number and kind of shares available for grants under the Plan. In addition, the Board of Directors shall make appropriate adjustment in the number and kind of shares as to which outstanding options, or portions thereof then unexercised, shall be exercisable, so that the optionee’s proportionate interest before and after the occurrence of the event is maintained. Notwithstanding the foregoing, the Board of Directors shall have no obligation to effect any adjustment that would or might result in the issuance of fractional shares, and any fractional shares resulting from any adjustment may be disregarded or provided for in any manner determined by the Board of Directors. Any such adjustments made by the Board of Directors shall be conclusive.

      (b) Mergers, Reorganizations, Etc. In the event of a merger, consolidation, plan of exchange, acquisition of property or stock, separation, reorganization or liquidation to which the Company or a subsidiary is a party or a sale of all or substantially all of the Company’s assets (each, a “Transaction”), the Board of Directors shall, in its sole discretion and to the extent possible under the structure of the Transaction, select one of the following alternatives for treating outstanding options under the Plan:

(i) Outstanding options shall remain in effect in accordance with their terms.

(ii) Outstanding options shall be converted into options to purchase stock in the corporation that is the surviving or acquiring corporation in the Transaction. The amount, type of securities subject thereto and exercise price of the converted options shall be determined by the Board of Directors of the Company, taking into account the relative values of the companies involved in the Transaction and the exchange rate, if any, used in determining shares of the surviving corporation to be issued to holders of shares of the Company. Unless otherwise determined by the Board of Directors, the converted options shall be vested only to the extent that the vesting requirements relating to options granted hereunder have been satisfied.

(iii) The Board of Directors shall provide a 30-day period prior to the consummation of the Transaction during which outstanding options may be exercised to the extent then exercisable, and upon the expiration of such 30-day period, all unexercised options shall immediately terminate. The Board of Directors may, in its sole discretion, accelerate the exercisability of options so that they are exercisable in full during such 30-day period.

      (c) Dissolution of the Company. In the event of the dissolution of the Company, options shall be treated in accordance with paragraph 13(b)(iii).

      (d) Rights Issued By Another Corporation. The Board of Directors may also grant options, stock appreciation rights, performance units, stock bonuses and cash bonuses and issue restricted stock under the Plan having terms, conditions and provisions that vary from those specified in this Plan provided that any such awards are granted in substitution for, or in connection with the assumption of, existing options, stock appreciation rights, stock bonuses, cash bonuses, restricted stock and performance units granted, awarded or issued by another corporation and assumed or otherwise agreed to be provided for by the Company pursuant to or by reason of a Transaction.

      14.     Amendment of Plan. The Board of Directors may at any time, and from time to time, modify or amend the Plan in such respects as it shall deem advisable because of changes in the law while the Plan is in effect or for any other reason, except that without the approval of the shareholders of the Company, the Board of Directors may not increase the number of shares authorized to be issued under paragraph 2 of the Plan (except for adjustments permitted under paragraph 13(a) of the Plan). Except as provided in paragraphs 6(a)(iv), 9, 10 and 13, however, no change in an award already granted shall be made without the written consent of the holder of such award.

      15.     Approvals. The obligations of the Company under the Plan are subject to the approval of state and federal authorities or agencies with jurisdiction in the matter. The Company will use its best efforts to take steps required by state or federal law or applicable regulations, including rules and regulations of the Securities and Exchange Commission and any stock exchange on which the Company’s shares may then be listed, in connection with the grants under the Plan. The foregoing notwithstanding, the Company shall not be obligated to issue or deliver Common Stock under the Plan if such issuance or delivery would violate applicable state or federal securities laws.

      16.     Employment and Service Rights. Nothing in the Plan or any award pursuant to the Plan shall (i) confer upon any employee any right to be continued in the employment of the Company or any subsidiary or interfere in any way with the right of the Company or any subsidiary by whom such employee is employed to terminate such employee’s employment at any time, for any reason, with or without cause, or to decrease such employee’s compensation or benefits, or (ii) confer upon any person engaged by the Company any right to be retained or employed by the Company or to the continuation, extension, renewal, or modification of any compensation, contract, or arrangement with or by the Company.

      17.     Rights as a Shareholder. The recipient of any award under the Plan shall have no rights as a shareholder with respect to any Common Stock until the date of issue to the recipient of a stock certificate for such shares. Except as otherwise expressly provided in the Plan, no adjustment shall be made for dividends or other rights for which the record date occurs prior to the date such stock certificate is issued.

      18.     Option Grants to Non-employee Directors.

      (a) Initial Board Grants. Each person who becomes a Non-Employee Director after the Plan is adopted shall be automatically granted an option to purchase 15,000 shares of Common Stock when he or she becomes a Non-Employee Director, so long as such person has not previously served as a director of the Company. A “Non-Employee Director” is a director who is not an employee of the Company or any of its subsidiaries, but does not include such a director whose employer prohibits such director from receiving any grant of an option to purchase shares of Common Stock of the Company.

      (b) Additional Grants. Each Non-Employee Director shall be automatically granted an option to purchase additional shares of Common Stock in each calendar year subsequent to the year in which such Non-Employee Director was granted an option pursuant to paragraph 18(a), such option to be granted as of the date of the Company’s annual meeting of shareholders held in such calendar year, provided that the Non-Employee Director continues to serve in such capacity as of such date. The number of shares subject to each additional grant shall be 5,000 shares for each Non-Employee Director.

      (c) Exercise Price. The exercise price of all options granted pursuant to this paragraph 18 shall be equal to 100 percent of the fair market value of the Common Stock determined pursuant to paragraph 6(b)(iv).

      (d) Term of Option. The term of each option granted pursuant to this paragraph 18 shall be 10 years from the date of grant.

      (e) Exercisability. Until an option expires or is terminated and except as provided in paragraphs 18(g) and 13, an option granted under this paragraph 18 shall be exercisable in full on the date one year following the grant of the option.

      (f) Termination as a Director. If an optionee ceases to be a director of the Company for any reason, including death, the option may be exercised at any time prior to the expiration date of the option or the expiration of 30 days (or 12 months in the event of death) after the last day the optionee served as a director, whichever is the shorter period, but only if and to the extent the optionee was entitled to exercise the option as of the last day the optionee served as a director.

      (g) Nontransferability. Each option by its terms shall be nonassignable and nontransferable by the optionee, either voluntarily or by operation of law, except by will or by the laws of descent and distribution of the state or country of the optionee’s domicile at the time of death, and each option by its terms shall be exercisable during the optionee’s lifetime only by the optionee.

      (h) Exercise of Options. Options may be exercised upon payment of cash or shares of Common Stock of the Company in accordance with paragraph 6(a)(v).

Adopted: August 7, 1995.

Amended: May 20, 1997 (to increase shares in paragraph 2 to 1,500,000).
Amended: May 18, 1999 (to increase shares in paragraph 2 to 2,250,000 and to increase individual limits in paragraph 5 to 450,000 and 100,000 shares).
Amended: August 12, 1999 (to increase shares in paragraph 2 to 2,750,000).
Amended: February 25, 2000 (amendments to paragraphs 6(a)(iii), 6(a)(v) and 14).
Amended: May 16, 2000 (to increase shares in paragraph 2 to 5,425,000 and to make certain other changes to paragraph 5).
Amended: May 13, 2003 (to permit a stock option exchange program).

APPENDIX E

RADISYS CORPORATION

2001 NONQUALIFIED STOCK OPTION PLAN

      1.     Purpose. The purpose of this 2001 Nonqualifed Stock Option Plan (the “Plan”) is to enable RadiSys Corporation (the “Company”) to attract and retain the services of selected employees of the Company or any parent or subsidiary of the Company. For purposes of this Plan, a person is considered to be employed by or in the service of the Company if the person is employed by or in the service of the Company or any parent or subsidiary of the Company (an “Employer”).

      2.     Shares Subject to the Plan. Subject to adjustment as provided below and in Section 7, the shares to be offered under the Plan shall consist of Common Stock of the Company, and the total number of shares of Common Stock that may be issued under the Plan shall be 2,250,000 shares. If an option granted under the Plan expires, terminates or is canceled, the unissued shares subject to that option shall again be available under the Plan.

      3.     Effective Date and Duration of Plan.

      3.1     Effective Date. The Plan shall become effective as of the date the Plan is adopted by the Board of Directors.

      3.2     Duration. The Plan shall continue in effect until all shares available for issuance under the Plan have been issued and all restrictions on the shares have lapsed. The Board of Directors may suspend or terminate the Plan at any time. Termination shall not affect any outstanding options.

      4.     Administration.

      4.1     Board of Directors. The Plan shall be administered by the Board of Directors of the Company, which shall determine and designate the individuals to whom awards shall be made, the amount of the awards and the other terms and conditions of the awards. Subject to the provisions of the Plan, the Board of Directors may adopt and amend rules and regulations relating to administration of the Plan, advance the lapse of any waiting period, accelerate any exercise date, waive or modify any restriction applicable to shares (except those restrictions imposed by law) and make all other determinations in the judgment of the Board of Directors necessary or desirable for the administration of the Plan. The interpretation and construction of the provisions of the Plan and related agreements by the Board of Directors shall be final and conclusive. The Board of Directors may correct any defect or supply any omission or reconcile any inconsistency in the Plan or in any related agreement in the manner and to the extent it deems expedient to carry the Plan into effect, and the Board of Directors shall be the sole and final judge of such expediency.

      4.2     Committee. The Board of Directors may delegate to any committee of the Board of Directors or any officer of the Company (the “Committee” or “Authorized Officer”) any or all authority for administration of the Plan. If authority is delegated to the Committee or an Authorized Officer, all references to the Board of Directors in the Plan shall mean and relate to the Committee or the Authorized Officer, as applicable, except (i) as otherwise provided by the Board of Directors and (ii) that only the Board of Directors may amend or terminate the Plan as provided in Sections 3 and 8.

      5.     Types of Awards, Eligibility, Limitations. The Board of Directors may, from time to time, grant options that are not incentive stock options (“nonqualified options”), as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”). The term “options”, as used in the Plan, means nonqualified options. Options may be granted only to employees who are not executive officers or directors of the Company. An executive officer is any person who is an officer of the Company within the meaning of Section 16 of the Securities Exchange Act or 1934, as amended, and the rules and regulations promulgated thereunder and any other employee of the Company whom the Board of Directors or the Compensation Committee of the Board of Directors classifies as an “executive officer” in its sole discretion. The Board of

Directors shall select the individuals to whom awards shall be made and shall specify the action taken with respect to each individual to whom an award is made.

      6.     Option Grants.

      6.1     Terms of Grant. The Board of Directors may grant options under the Plan. With respect to each option grant, the Board of Directors shall determine the number of shares subject to the option, the exercise price, the period of the option, and the time or times at which the option may be exercised. In connection with the grant of any option under the Plan, the Board of Directors may in its sole discretion provide for a cash payment to be made to the person exercising the option, at the time of exercise, in such amount as the Board of Directors determines to be appropriate to reimburse such person, in whole or in part, for any federal or state income taxes incurred in connection with such exercise. Such payment may be applied to the satisfaction of any applicable withholding tax that is incurred in connection with such exercise or with such payment

      6.2     Exercise of Options. Except as provided in Section 6.4 or as determined by the Board of Directors, no option granted under the Plan may be exercised unless at the time of exercise the optionee is employed by the Company and shall have been so employed continuously since the date the option was granted. Except as provided in Sections 6.4 and 7, options granted under the Plan may be exercised from time to time over the period stated in each option in amounts and at times prescribed by the Board of Directors, provided that options may not be exercised for fractional shares. Unless otherwise determined by the Board of Directors, if an optionee does not exercise an option in any one year for the full number of shares to which the optionee is entitled in that year, the optionee’s rights shall be cumulative and the optionee may purchase those shares in any subsequent year during the term of the option.

      6.3     Nontransferability. Unless otherwise determined by the Board of Directors, each option granted under the Plan by its terms (i) shall be nonassignable and nontransferable by the optionee, either voluntarily or by operation of law, except by will or by the laws of descent and distribution of the state or country of the optionee’s domicile at the time of death, and (ii) during the optionee’s lifetime, shall be exercisable only by the optionee.

      6.4     Termination of Employment or Service.

6.4-1 General Rule. Unless otherwise determined by the Board of Directors, if an optionee’s employment or service with the Company terminates for any reason other than because of total disability or death as provided in Sections 6.4-2 and 6.4-3, his or her option may be exercised at any time before the expiration date of the option or the expiration of 30 days after the date of termination, whichever is the shorter period, but only if and to the extent the optionee was entitled to exercise the option at the date of termination.

6.4-2 Termination Because of Total Disability. Unless otherwise determined by the Board of Directors, if an optionee’s employment or service with the Company terminates because of total disability, his or her option may be exercised at any time before the expiration date of the option or before the date 12 months after the date of termination, whichever is the shorter period, but only if and to the extent the optionee was entitled to exercise the option at the date of termination. The term “total disability” means a medically determinable mental or physical impairment that is expected to result in death or has lasted or is expected to last for a continuous period of 12 months or more and that, in the opinion of the Company and two independent physicians, causes the optionee to be unable to perform his or her duties as an employee, director, officer or consultant of the Employer and unable to be engaged in any substantial gainful activity. Total disability shall be deemed to have occurred on the first day after the two independent physicians have furnished their written opinion of total disability to the Company and the Company has reached an opinion of total disability.

6.4-3 Termination Because of Death. Unless otherwise determined by the Board of Directors, if an optionee dies while employed by or providing service to the Company, his or her option may be exercised at any time before the expiration date of the option or before the date 12 months after the date of death, whichever is the shorter period, but only if and to the extent the optionee was entitled to exercise the option at the date of death and only by the person or persons to whom the optionee’s rights under the option shall pass by the optionee’s will or by the laws of descent and distribution of the state or country of domicile at the time of death.

6.4-4 Amendment of Exercise Period Applicable to Termination. The Board of Directors may at any time extend the 30-day and 12-month exercise periods any length of time not longer than the original expiration date of the option. The Board of Directors may at any time increase the portion of an option that is exercisable, subject to terms and conditions determined by the Board of Directors.

6.4-5 Failure to Exercise Option. To the extent that the option of any deceased optionee or any optionee whose employment or service terminates is not exercised within the applicable period, all further rights to purchase shares pursuant to the option shall cease and terminate.

6.4-6 Leave of Absence. Absence on leave approved by the Employer or on account of illness or disability shall not be deemed a termination or interruption of employment or service. Unless otherwise determined by the Board of Directors, vesting of options shall continue during a medical, family or military leave of absence, whether paid or unpaid, and vesting of options shall be suspended during any other unpaid leave of absence.

      6.5     Purchase of Shares.

6.5-1 Notice of Exercise. Unless the Board of Directors determines otherwise, shares may be acquired pursuant to an option granted under the Plan only upon the Company’s receipt of written notice from the optionee of the optionee’s binding commitment to purchase shares, specifying the number of shares the optionee desires to purchase under the option and the date on which the optionee agrees to complete the transaction, and, if required to comply with the Securities Act of 1933, containing a representation that it is the optionee’s intention to acquire the shares for investment and not with a view to distribution.

6.5-2 Payment. Unless the Board of Directors determines otherwise, on or before the date specified for completion of the purchase of shares pursuant to an option exercise, the optionee must pay the Company the full purchase price of those shares in cash or by check or, in whole or in part, in Common Stock of the Company valued at fair market value. Unless otherwise determined by the Board of Directors, any Common Stock provided in payment of the purchase price must have been previously acquired and held by the optionee for at least six months. The fair market value of Common Stock provided in payment of the purchase price shall be the closing price of the Common Stock last reported before the time payment in Common Stock is made or, if earlier, committed to be made, if the Common Stock is publicly traded, or another value of the Common Stock as specified by the Board of Directors. No shares shall be issued until full payment for the shares has been made, including all amounts owed for tax withholding. With the consent of the Board of Directors, an optionee may request the Company to apply automatically the shares to be received upon the exercise of a portion of a stock option (even though stock certificates have not yet been issued) to satisfy the purchase price for additional portions of the option.

6.5-3 Tax Withholding. The Company may withhold the amount due, if any, necessary to satisfy any applicable federal, state and local tax withholding requirements as a result of exercise of an option. Such amounts may be withheld from other amounts payable to the optionee, including salary, subject to applicable law. If additional withholding is or becomes required (as a result of exercise of an option or as a result of disposition of shares acquired pursuant to exercise of an option) beyond any amount withheld, the optionee shall pay such amount, in cash or by check, to the Company on demand. If the optionee fails to pay the amount demanded, the Company or the Employer may withhold that amount from other amounts payable to the optionee, including salary, subject to applicable law. With the consent of the Board of Directors, an optionee may satisfy this obligation, in whole or in part, by instructing the Company to withhold from the shares to be issued upon exercise or by delivering to the Company other shares of Common Stock; provided, however, that the number of shares so withheld or delivered shall not exceed the minimum amount necessary to satisfy the required withholding obligation.

6.5-4 Reduction of Reserved Shares. Upon the exercise of an option, the number of shares reserved for issuance under the Plan shall be reduced by the number of shares issued upon exercise of the option (less the number of any shares surrendered in payment for the exercise price or withheld to satisfy withholding requirements).

      6.6     Limitations on Grants to Non-Exempt Employees. Unless otherwise determined by the Board of Directors, if an employee of the Company or any parent or subsidiary of the Company is a non-exempt employee subject to the overtime compensation provisions of Section 7 of the Fair Labor Standards Act (the “FLSA”), any option granted to that employee shall be subject to the following restrictions: (i) the option price shall be at least 100 percent of the fair market value, as described in Section 6.8, of the Common Stock subject to the option on the date it is granted; and (ii) the option shall not be exercisable until at least six months after the date it is granted; provided, however, that this six-month restriction on exercisability will cease to apply if the employee dies, becomes disabled or retires, there is a change in ownership of the Company, or in other circumstances permitted by regulation, all as prescribed in Section 7(e)(8)(B) of the FLSA.

      6.7     Duration of Options. Subject to Sections 6.2 and 6.4, options granted under the Plan shall continue in effect for the period fixed by the Board of Directors, except that by its terms no option shall be exercisable after the expiration of 10 years from the date it is granted.

      6.8     Option Price. The option price per share shall be shall be determined by the Board of Directors; provided that in no event shall the price be less than the fair market value of the Common Stock on the date the option is granted. The fair market value shall be the closing price of the Common Stock last reported on the date the option is granted.

      7.     Changes in Capital Structure.

      7.1     Stock Splits, Stock Dividends. If the outstanding Common Stock of the Company is hereafter increased or decreased or changed into or exchanged for a different number or kind of shares or other securities of the Company by reason of any stock split, combination of shares, dividend payable in shares, recapitalization or reclassification, appropriate adjustment shall automatically be made in the number and kind of shares available for grants under the Plan. In addition, appropriate adjustment shall automatically be made in the number and kind of shares as to which outstanding options, or portions thereof then unexercised, shall be exercisable, so that the optionee’s proportionate interest before and after the occurrence of the event is maintained. Notwithstanding the foregoing, no adjustment shall be made that would or might result in the issuance of fractional shares, and any fractional shares resulting from any adjustment may be disregarded or provided for in any manner determined by the Board of Directors. Any such adjustments made by the Board of Directors shall be conclusive.

      7.2     Mergers, Reorganizations, Etc. In the event of a merger, consolidation, plan of exchange, acquisition of property or stock, split-up, split-off, spin-off, reorganization or liquidation to which the Company is a party or any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all, or substantially all, of the assets of the Company (each, a “Transaction”), the Board of Directors shall, in its sole discretion and to the extent possible under the structure of the Transaction, select one of the following alternatives for treating outstanding options under the Plan:

7.2-1 Outstanding options shall remain in effect in accordance with their terms.

7.2-2 Outstanding options shall be converted into options to purchase stock in one or more of the corporations, including the Company, that are the surviving or acquiring corporations in the Transaction. The amount, type of securities subject thereto and exercise price of the converted options shall be determined by the Board of Directors of the Company, taking into account the relative values of the companies involved in the Transaction and the exchange rate, if any, used in determining shares of the surviving corporation(s) to be held by holders of shares of the Company following the Transaction. Unless otherwise determined by the Board of Directors, the converted options shall be vested only to the extent that the vesting requirements relating to options granted hereunder have been satisfied.

7.2-3 The Board of Directors shall provide a period of 30 days or less before the completion of the Transaction during which outstanding options may be exercised to the extent then exercisable, and upon the expiration of that period, all unexercised options shall immediately terminate. The Board of Directors may, in its sole discretion, accelerate the exercisability of options so that they are exercisable in full during that period.

      7.3     Dissolution of the Company. In the event of the dissolution of the Company, options shall be treated in accordance with Section 7.2-3.

      7.4     Rights Issued by Another Corporation. The Board of Directors may also grant options under the Plan with terms, conditions and provisions that vary from those specified in the Plan, provided that any such awards are granted in substitution for, or in connection with the assumption of, existing granted by another corporation and assumed or otherwise agreed to be provided for by the Company pursuant to or by reason of a Transaction.

      8.     Amendment of the Plan. The Board of Directors may at any time modify or amend the Plan in any respect. Except as provided in Section 7, however, no change in an award already granted shall be made without the written consent of the holder of the award if the change would adversely affect the holder.

      9.     Approvals. The Company’s obligations under the Plan are subject to the approval of state and federal authorities or agencies with jurisdiction in the matter. The Company will use its best efforts to take steps required by state or federal law or applicable regulations, including rules and regulations of the Securities and Exchange Commission and any stock exchange on which the Company’s shares may then be listed, in connection with the grants under the Plan. The foregoing notwithstanding, the Company shall not be obligated to issue or deliver Common Stock under the Plan if such issuance or delivery would violate state or federal securities laws.

      10.     Employment Rights. Nothing in the Plan or any award pursuant to the Plan shall confer upon any employee any right to be continued in the employment of an Employer or interfere in any way with the Employer’s right to terminate the employee’s employment at will at any time, for any reason, with or without cause, or to decrease the employee’s compensation or benefits.

      11.     Rights as a Shareholder. The recipient of any award under the Plan shall have no rights as a shareholder with respect to any shares of Common Stock until the date the recipient becomes the holder of record of those shares. Except as otherwise expressly provided in the Plan, no adjustment shall be made for dividends or other rights for which the record date occurs before the date the recipient becomes the holder of record.

Adopted: Feb. 27, 2001

Amended: May 13, 2003 (to permit a stock option exchange program).

PROXY
RADISYS CORPORATION
Annual Meeting, May 13, 2003

PROXY SOLICITED BY BOARD OF DIRECTORS

PLEASE SIGN AND RETURN THIS PROXY

The undersigned hereby appoints Scott C. Grout and Julia A. Harper, and each of them, proxies with power of substitution to vote on behalf of the undersigned all shares that the undersigned may be entitled to vote at the annual meeting of shareholders of RadiSys Corporation (the “Company”) on May 13, 2003 and any adjournments thereof, with all powers that the undersigned would possess if personally present, with respect to the following:

(Continued and to be signed on the other side.)

FOLD AND DETACH HERE

The Annual Meeting of Shareholders of RadiSys Corporation will be held on May 13, 2003 at 8:30 am., Pacific Daylight Time, at the corporate headquarters at 5445 NE Dawson Creek Drive, Hillsboro, Oregon.	Please mark your votes as indicated in this example	☒

1.       Election of Directors:

FOR all nominees except as marked to the contrary below.	WITHHOLD AUTHORITY to vote for all nominees listed below.
☐	☐

(Instructions: To withhold authority to vote for any individual, strike a line through the nominee’s name below.)

01 C. Scott Gibson, 02 Scott C. Grout, 03 James F. Dalton, 04 Richard J. Faubert, 05 Dr. William W. Lattin, 06 Carl W. Neun, 07 Jean-Pierre D. Patkay and 08 Jean-Claude Peterschmitt

2.	Proposal to amend the Company’s 1996 Employee Stock Purchase Plan to add an additional 1,000,000 shares that may be issued under this plan.	FOR ☐	AGAINST ☐	ABSTAIN ☐
3.	Proposal to approve a Stock Option Exchange Program which allows holders of certain Company stock options, other than directors, vice-presidents and executive officers, to cancel stock options in exchange for the right to receive additional stock options in the future.	FOR ☐	AGAINST ☐	ABSTAIN ☐

Transaction of any business that properly comes before the meeting or any adjournments thereof. A majority of the proxies or substitutes at the meeting may exercise all the powers granted hereby.

The shares represented by this proxy will be voted as specified above, but if no specification is made, this proxy will be voted for proposals 1, 2 and 3. The proxies may vote in their discretion as to other matters that may come before this meeting.

Please Note: Any shares of stock of the Company held in the name of fiduciaries, custodians or brokerage houses for the benefit of their clients may only be voted by the fiduciary, custodian or brokerage house itself—the beneficial owner may not directly vote or appoint a proxy to vote the shares and must instruct the person or entity in whose name the shares are held how to vote the shares held for the beneficial owner. Therefore, if any shares of stock of the Company are held in “street name” by a brokerage house, only the brokerage house, at the instructions of its client, may vote or appoint a proxy to vote the shares.

Signature ____________________________________	Signature_______________________________	Date____________________________

Please date and sign as name is imprinted hereon, including designation as executor, trustee, etc., if applicable. A corporation must sign its name by the president or other authorized officer.

FOLD AND DETACH HERE